Rig 10

PENGROWTH

PENGROWTH ENERGY CORPORATION

Third Quarter 2012 Results

SUMMARY OF FINANCIAL & OPERATING RESULTS

(monetary amounts in millions, except per share and per boe amounts or as otherwise stated)	Three months ended			Nine months ended
	Sept 30, 2012	Sept 30, 2011	% Change	Sept 30, 2012	Sept 30, 2011	% Change
PRODUCTION
Average daily production (boe/d)	94,284	74,568	26	82,965	73,057	14
CASH FLOW
Funds flow from operations (1)	$141.1	$150.4	(6)	$349.1	$448.9	(22)
Funds flow from operations per share	$0.28	$0.46	(39)	$0.82	$1.37	(40)
Oil and gas sales (2) (3)	$391.9	$366.9	7	$1,048.7	$1,064.5	(1)
Oil and gas sales per boe	$45.18	$53.48	(16)	$46.14	$53.38	(14)
Operating expense (2)	$132.1	$99.5	33	$337.3	$282.3	19
Operating expense per boe	$15.22	$14.51	5	$14.84	$14.16	5
Royalty expense	$67.5	$73.1	(8)	$208.0	$205.7	1
Royalty expense per boe	$7.79	$10.65	(27)	$9.15	$10.31	(11)
Royalty expense as a percent of sales	17.2%	20.0%		19.8%	19.3%
Cash G&A expense	$15.6	$14.5	8	$48.3	$48.0	1
Cash G&A expense per boe	$1.80	$2.11	(15)	$2.12	$2.41	(12)
Capital expenditures (2)	$110.6	$163.6	(32)	$373.5	$466.5	(20)
Capital expenditures per share	$0.22	$0.50	(56)	$0.88	$1.42	(38)
Capital expenditures including net cash acquisitions (2)	$100.9	$167.4	(40)	$403.9	$467.7	(14)
Capital expenditures including net cash acquisitions per share	$0.20	$0.51	(61)	$0.95	$1.43	(34)
Dividends paid	$75.4	$69.1	9	$228.1	$206.1	11
Dividends paid per share	$0.15	$0.21	(29)	$0.57	$0.63	(10)
Number of shares outstanding at period end (000’s)	507,144	330,083	54	507,144	330,083	54
Weighted average number of shares outstanding (000’s)	504,277	329,262	53	426,170	327,807	30
STATEMENT OF INCOME (LOSS)
Adjusted net income (loss) (4)	$(18.7)	$22.9	(182)	$(113.8)	$88.7	(228)
Net income (loss)	$(23.7)	$(0.5)	(4,640)	$8.0	$93.5	(91)
Net income (loss) per share	$(0.05)	$–	–	$0.02	$0.29	(93)
LONG TERM DEBT
Long term debt (5)	$1,474.1	$1,247.4	18	$1,474.1	$1,247.4	18
Convertible debentures	$237.3	$–	–	$237.3	$–	–
Total long term debt including convertible debentures	$1,711.4	$1,247.4	37	$1,711.4	$1,247.4	37
CONTRIBUTION BASED ON OPERATING NETBACKS (4)
Light oil	74%	52%		70%	51%
Heavy oil	10%	10%		13%	11%
Natural gas liquids	13%	16%		16%	16%
Natural gas	3%	22%		1%	22%

(1)	See definition under section “Additional GAAP Measures”.

(2)	Prior periods restated to conform to presentation in the current period.

(3)	Includes the impact of realized commodity risk management contracts.

(4)	See definition under section “Non-GAAP Financial Measures”.

(5)	Long term debt includes the current and long term portion.

Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

Note regarding oil production: references to light oil contained within this report include light and medium oil.

PENGROWTH Third Quarter 2012 Summary of Financial & Operating Results	1

SUMMARY OF TRADING DATA

	Three months ended		Nine months ended
(thousands, except per share amounts)	Sept 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
SHARE TRADING
PGF (TSX)
High	$ 7.39	$ 12.84	$ 11.36	$ 13.96
Low	$ 5.92	$ 9.33	$ 5.92	$ 9.33
Close	$ 6.63	$ 9.47	$ 6.63	$ 9.47
Value	$ 413,890	$ 431,707	$ 1,452,398	$ 1,727,639
Volume	63,163	39,079	182,186	140,373
PGH (NYSE)
High	U.S.$ 7.49	U.S.$ 13.60	U.S.$ 11.17	U.S.$ 14.60
Low	U.S.$ 5.79	U.S.$ 8.94	U.S.$ 5.79	U.S.$ 8.94
Close	U.S.$ 6.74	U.S.$ 8.99	U.S.$ 6.74	U.S.$ 8.99
Value	U.S.$ 161,018	U.S.$ 357,329	U.S.$ 540,518	U.S.$ 974,507
Volume	24,284	31,966	67,622	79,162

2	PENGROWTH Third Quarter 2012 Summary of Trading Data

MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) of financial results should be read in conjunction with the unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2012 of Pengrowth Energy Corporation. The MD&A is based on information available to October 31, 2012.

BUSINESS OF THE CORPORATION

Pengrowth Energy Corporation (“Pengrowth” or the “Corporation”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets.

This MD&A contains the results of Pengrowth and four months of results from its subsidiary, NAL Energy Corporation (“NAL”).

FREQUENTLY RECURRING TERMS

Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “Mbbls” refers to thousands of barrels, “boe” refers to barrels of oil equivalent, “Mboe” refers to a thousand boe, “MMboe” refers to million boe, “Mcf” refers to thousand cubic feet, “MMcf” refers to million cubic feet, “Bcf” refers to billion cubic feet, “MMBtu” refers to million British thermal units, “MW” refers to megawatt and “MWh” refers to megawatt hour. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2012 production, the proportion of 2012 production of each product type, production additions from Pengrowth’s 2012 development program, royalty expenses, 2012 operating expenses, deferred income taxes, goodwill, asset retirement obligations, taxability of dividends, remediation, reclamation and abandonment expenses, capital expenditures, development activities, general and administration expenses, the intended sale of Pengrowth’s Weyburn property and proceeds from the disposal of other properties. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment failures and weather related issues; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of

PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis	3

production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth’s ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (“AIF”), and in Pengrowth’s most recent unaudited Condensed Consolidated Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.com. Pengrowth’s U.S. public filings, including the most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.

Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.

The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

CRITICAL ACCOUNTING ESTIMATES

The unaudited Condensed Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Condensed Consolidated Financial Statements and revenues and expenses for the period ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position. There were no changes to Pengrowth’s critical accounting estimates in the nine months ended September 30, 2012, except as follows:

NAL Acquisition

In connection with the NAL acquisition completed on May 31, 2012, fair values assigned to the various assets and liabilities of NAL were based on internal and third party estimates.

Further information on the Corporation’s critical accounting policies and estimates can be found in the notes to the audited annual Financial Statements and MD&A for the year ended December 31, 2011.

ADDITIONAL GAAP MEASURE

Funds Flow from Operations

Pengrowth uses Funds Flow from Operations, a Generally Accepted Accounting Principles (“GAAP”) measure that is not defined under IFRS. Management believes that in addition to cash provided by operations, Funds Flow from Operations, as reported in the Condensed Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures. Pengrowth considers this to be a key measure of performance as it demonstrates its ability to generate cash flow necessary to fund dividends and capital investments.

NON-GAAP FINANCIAL MEASURES

This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.

The current level of capital expenditures funded through retained cash flow, as compared to debt or equity, can be determined when it is compared to the difference in Funds Flow from Operations and dividends paid as shown on the Condensed Consolidated Statements of Cash Flow.

Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (“EBITDA”) and Total Debt to Total Capitalization. Total Debt is the sum of working capital deficit and long term debt including

4	PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis

convertible debentures as shown on the Condensed Consolidated Balance Sheets, and Total Capitalization is the sum of Total Debt and Shareholders’ Equity.

Payout Ratio is a term used to evaluate financial flexibility and the capacity to fund dividends. Payout Ratio is defined on a percentage basis as dividends declared divided by Funds Flow from Operations. Management believes that, in addition to Net Income (Loss), Adjusted Net Income (Loss) is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after tax effect of non-cash commodity mark to market gains and losses, non-cash gains and losses on investments, gains on acquisitions and unrealized foreign exchange gains (losses) that may significantly impact Net Income (Loss) from period to period. Management believes that segregating general and administrative (“G&A”) expenses into cash and non-cash expenses is useful to the reader, as non-cash expenses only affect Net Income (Loss) but not Funds Flow from Operations.

OPERATIONAL MEASURES

The reserves and production in this MD&A refer to company-interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth-owned royalty interest in production or reserves at the wellhead. Company-interest is more fully described in the AIF.

When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice.

CURRENCY

All amounts are stated in Canadian dollars unless otherwise specified.

Pengrowth’s third quarter results for 2012 are contained within this MD&A.

2012 GUIDANCE AND THIRD QUARTER 2012 FINANCIAL HIGHLIGHTS

The following table provides a summary of the 2012 Guidance and actual results for the three and nine months ended September 30, 2012:

	Actual Sept 30, 2012
	Three months ended	Nine months ended	2012 Guidance
Production (boe/d)	94,284	82,965	86,000 - 89,000	(1)
Fourth quarter production (boe/d)	–	–	93,000 - 96,000
Royalty expense (% of sales)	17.2	19.8	20.0	(2)
Operating expense ($/boe)	15.22	14.84	14.60
G&A expense (cash & non-cash) ($/boe)	2.23	2.60	2.68
Capital expenditures ($ millions)	110.6	373.5	525.0	(3)

(1)	Full year average.

(2)	Royalty expense as a % of sales includes the impact of commodity risk management contracts.

(3)	Excludes the portion of capital spent by NAL prior to the acquisition, but includes capitalized net operating results from Lindbergh.

Third quarter production volumes were positively impacted by a full quarter of production from the NAL acquisition and new production from the ongoing capital program. Third quarter production was negatively impacted by 1,300 boe/d due to extended scheduled maintenance outages at Swan Hills and Sable Offshore Energy Project (“SOEP”), and a loss of approximately 1,000 boe/d from conventional natural gas areas being shut-in for economic reasons.

Pengrowth remains on track to achieve its full year 2012 average production guidance of between 86,000 and 89,000 boe/d. Fourth quarter production guidance is now expected to average between 93,000 and 96,000 boe/d, which is down from prior guidance of between 96,000 and 100,000 boe/d. Due to the unanticipated extension of outages at SOEP and Swan Hills into October, maintenance production impacts similar to the third quarter are anticipated in the fourth quarter. The Swan Hills disruption has recently been resolved.

Year to date 2012 operating expense exceeded per boe guidance primarily due to the impact of added maintenance costs, higher subsurface repair costs due to extreme weather and power outages in the Swan Hills area, higher power prices in September, and

PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis	5

lower overall volumes than budgeted. 2012 operating expenses are now forecast to increase by approximately 5 percent to $460 million or $14.60/boe, compared to the prior guidance of $440 million or $13.75/boe.

Royalty expenses in the third quarter were lower than guidance primarily due to favourable natural gas cost allowance (“GCA”) and freehold mineral tax adjustments. Declining commodity prices also led to the royalty rate decrease. Full year guidance remains at 20 percent of sales.

G&A expenses in the third quarter were lower on a per boe basis, from prior quarters, at $2.23/boe due to synergies realized from the NAL acquisition via additional NAL production with little incremental G&A added. Total G&A costs for 2012 are expected to be $2.68/boe, including non-cash G&A costs of approximately $0.49/boe.

Capital expenditures are still expected to total $525 million for 2012.

Production and related operating and other expenses from the Lindbergh pilot are excluded from these items in the table above. Pengrowth includes production revenue and costs associated with the Lindbergh Thermal project in capital expenditures until commerciality is declared. See Note 4 to the unaudited Condensed Consolidated Financial Statements for the nine months ended September 30, 2012 for additional information. When commerciality is declared, Pengrowth will record revenue, operating and other expenses in its results, subsequent to that date.

FINANCIAL HIGHLIGHTS

	Three months ended			Nine months ended
	Sept 30, 2012	June 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
Production (boe/d)	94,284	78,870	74,568	82,965	73,057
Capital expenditures ($ millions) (1)	110.6	109.2	163.6	373.5	466.5
Funds flow from operations ($ millions)	141.1	94.4	150.4	349.1	448.9
Operating netback ($/boe) (1)(2)	21.51	20.79	27.14	21.34	27.90
Adjusted net income (loss) ($ millions) (3)	(18.7)	(89.6)	22.9	(113.8)	88.7
Net income (loss) ($ millions)	(23.7)	31.1	(0.5)	8.0	93.5

(1)	Prior periods restated to conform to presentation in the current period.

(2)	Includes the impact of realized commodity risk management contracts.

(3)	See definition under section “Non-GAAP Financial Measures”.

Funds Flow from Operations

	Three months ended				Nine months ended
($ millions)	June 30, 2012	% Change	Sept 30, 2011	% Change	Sept 30, 2011	% Change
Funds Flow from Operations for comparative period	94.4		150.4		448.9
Change due to:
Volume	53.7	57	102.8	68	187.2	42
Price	7.6	8	(72.2)	(48)	(194.0)	(43)
Realized gains (losses) on risk management contracts	3.6	4	(3.8)	(3)	(9.6)	(2)
Other income	(1.4)	(2)	(1.8)	(1)	0.6	–
Royalty expense	(5.0)	(5)	5.6	4	(2.3)	(1)
Expenses:
Operating	(22.3)	(24)	(32.5)	(22)	(55.0)	(12)
Transportation	1.1	1	2.4	1	1.7	–
Cash G&A	0.7	1	(1.2)	(1)	(0.4)	–
Interest & financing	(3.6)	(4)	(4.2)	(3)	(5.9)	(1)
Other expenses including NAL acquisition costs	12.3	13	(4.4)	(3)	(22.1)	(5)
Three and nine months ended Sept 30, 2012 Funds Flow from Operations	141.1	49	141.1	(6)	349.1	(22)

6	PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis

The 49 percent increase in Funds Flow from Operations in the third quarter compared to the second quarter of 2012, was primarily due to higher oil and natural gas production volumes as a result of the NAL acquisition, modestly higher average realized prices and the lower NAL acquisition costs in other expenses, partly offset by higher operating expenses.

The 6 percent decrease in Funds Flow from Operations in the third quarter compared to the third quarter of 2011, was primarily due to lower average realized prices and higher operating costs, partly offset by higher oil and natural gas production volumes as result of the NAL acquisition. Although, oil and gas sales volumes increased in the third quarter, the financial impact of higher production was reduced by approximately $24 million due to the higher discounting of the Canadian benchmark Edmonton par light oil price to the WTI oil benchmark.

The 22 percent decrease in Funds Flow from Operations for the first nine months of 2012 compared to the same period in 2011, was primarily due to lower average realized prices and higher operating and other costs, partly offset by higher oil and natural gas production volumes as a result of the NAL acquisition. Other expenses included approximately $20.1 million in one-time NAL acquisition costs. Although oil and gas sales volumes increased for the first nine months of 2012, the financial impact of these volume increases was reduced by approximately $69 million due to higher discounting of the Canadian benchmark Edmonton par light oil price to the WTI oil benchmark.

Net Income (Loss) and Adjusted Net Income (Loss)

Pengrowth experienced a Net Loss of $23.7 million and an Adjusted Net Loss of $18.7 million in the third quarter, as depletion, depreciation and amortization (“DD&A”), interest expense, and G&A exceeded low netbacks, particularly from natural gas production.

Pengrowth recorded a Net Loss of $23.7 million in the third quarter compared to Net Income of $31.1 million in the second quarter of 2012, representing a decrease of $54.8 million. The decrease was primarily due to the absence of the gain on acquisition, an unrealized loss on commodity risk management contracts and an increase in DD&A, partly offset by gains on unrealized foreign exchange, volume-driven changes to Funds Flow from Operations and the absence of impairment charges.

In the third quarter, Net Loss increased by $23.2 million from a Net Loss of $0.5 million in the third quarter of 2011. The change was primarily due to price driven decreases in Funds Flow from Operations, increases in DD&A, and unrealized commodity risk management losses, partly offset by an unrealized foreign exchange gain.

Pengrowth recorded a $85.5 million decrease in Net Income in the first nine months of 2012 compared to the same period last year. The decrease was primarily due to an increase in DD&A expense, impairments charges, decreased commodity risk management gains and a price-driven decrease in Funds Flow from Operations. Partly offsetting the decreases were unrealized gains on foreign exchange, and a gain on acquisition.

The following table provides a reconciliation of Net Income (Loss) to Adjusted Net Income (Loss):

	Three months ended			Nine months ended
($ millions)	Sept 30, 2012	June 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
Net Income (Loss)	(23.7)	31.1	(0.5)	8.0	93.5
Less Non-cash items included in Net Income (Loss):
Unrealized gain (loss) on commodity risk management	(45.4)	90.6	58.1	31.1	62.9
Unrealized foreign exchange gain (loss)	33.1	(16.9)	(76.4)	35.2	(48.3)
Gain on acquistion	–	67.8	–	67.8	–
Tax effect on non-cash items above	7.3	(20.8)	(5.1)	(12.3)	(9.8)
	(5.0)	120.7	(23.4)	121.8	4.8
Adjusted Net Income (Loss)	(18.7)	(89.6)	22.9	(113.8)	88.7

Pengrowth’s Adjusted Net Loss was $18.7 million in the third quarter of 2012, a 79 percent improvement from the second quarter. As the table below summarizes, Funds Flow from Operations increases and the absence of the second quarter impairment charges were partly offset by higher DD&A expense.

PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis	7

Adjusted Net Income decreased $41.6 million and $202.5 million for the three and nine months ended September 30, 2012, respectively, compared to the same periods last year. The reductions are summarized in the table below but are mainly attributable to price-driven reductions to Funds Flow from Operations and increases in DD&A. The nine months ended September 30, 2012 was also impacted by the impairment charges recorded in the second quarter of 2012.

The following table represents a continuity of Adjusted Net Income (Loss):

	Three months ended		Nine months ended
($ millions)	June 30, 2012	Sept 30, 2011	Sept 30, 2011
Adjusted Net Income (Loss)	(89.6)	22.9	88.7
Funds Flow from Operations increase (decrease)	46.8	(9.2)	(99.8)
DD&A expense increase	(35.0)	(49.2)	(81.9)
Impairment charges (increase) decrease	78.3	–	(78.3)
Other	4.8	2.7	(1.0)
	94.9	(55.7)	(261.0)
Estimated tax (reduction) expense on above	(24.0)	14.1	66.1
Tax rate reduction in prior year	–	–	(7.6)
Three and nine months ended Sept 30, 2012 Adjusted Net Loss	(18.7)	(18.7)	(113.8)

Price Sensitivity

The following table illustrates the sensitivity of Funds Flow from Operations to changes in commodity prices:

					Estimated Impact on 12 Month Cash Flow
COMMODITY PRICE ENVIRONMENT (1)			Assumption ($)	Change ($)	($ millions)	Per Share ($)
West Texas Intermediate Oil Price (2) (4)	U.S.$	/bbl	91.18	1.00	14.2	0.03
Heavy oil (3)	U.S.$	/bbl	91.18	1.00	1.9	–
Light oil (3)	U.S.$	/bbl	91.18	1.00	8.8	0.02
NGL	U.S.$	/bbl	91.18	1.00	3.5	0.01
AECO Natural Gas Price (2) (4)	Cdn$	/mcf	2.71	0.10	7.3	0.01
Natural gas	Cdn$	/mcf	2.71	0.10	7.3	0.01

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at October 18, 2012 and does not include the impact of risk management contracts.

(3)	Includes an average Cdn$ WTI to Edmonton light differential of Cdn$11.00/bbl and heavy differential of Cdn$27.50/bbl.

(4)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels contained herein.

BUSINESS ACQUISITION

On May 31, 2012, Pengrowth acquired all issued and outstanding common shares of NAL in exchange for 0.86 of a Pengrowth share per NAL share (the “Acquisition”). The Acquisition resulted in the issuance of 131.2 million Pengrowth common shares to former NAL shareholders, as well as the assumption by Pengrowth of NAL’s convertible debentures and long term debt. The TSX closing share price on the acquisition date of May 31, 2012, was $7.36 per share.

8	PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis

The transaction was accounted for by the acquisition method based on fair values as follows:

Acquired net assets:	($ millions)
Property, plant and equipment	1,748.0
Derivative instruments	16.2
Inventory	2.5
Convertible debentures	(349.0)
Bank debt	(219.1)
Working capital deficiency	(52.6)
Asset retirement obligations	(47.0)
Deferred tax liability	(65.5)
Gain on acquisition	(67.8)
965.7

The estimated fair value of property, plant and equipment was determined using both internal estimates and an independent reserve evaluation. The deferred tax liability was determined based on applying Pengrowth’s effective deferred income tax rate of approximately 25 percent to the difference between the book and tax basis of the net assets acquired. The asset retirement obligation was determined using Pengrowth’s estimated timing and costs to remediate, reclaim and abandon the wells and facilities. An inflation rate of 2 percent and a discount rate of 8 percent were used. As at September 30, 2012, capital items and certain tax balances have not been finalized and are subject to change.

The gain on acquisition amounted to $67.8 million and is recorded as a separate line item on the Condensed Consolidated Statement of Income (Loss). This gain has no basis for tax purposes.

RESULTS OF OPERATIONS

(All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest unless otherwise stated.)

CAPITAL EXPENDITURES

In the third quarter, Pengrowth spent $110.6 million on capital expenditures excluding property acquisitions and dispositions. Approximately 80 percent of capital expenditures were invested in drilling, completions and facilities, with the remaining 20 percent spent on land, seismic and maintenance capital.

	Three months ended			Nine months ended
($ millions)	Sept 30, 2012	June 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
Drilling, completions and facilities (1)	88.2	86.0	151.7	296.9	402.3
Land & seismic acquisitions (2)	1.8	2.1	(0.4)	16.7	13.7
Maintenance capital	18.1	19.4	10.1	55.6	39.5
Development capital	108.1	107.5	161.4	369.2	455.5
Other capital (1) (3)	2.5	1.7	3.8	4.3	12.6
Drilling royalty credits	–	–	(1.6)	–	(1.6)
Capital expenditures	110.6	109.2	163.6	373.5	466.5
Property acquisitions	5.5	15.3	5.5	47.9	8.6
Proceeds on property dispositions	(15.2)	(0.3)	(1.7)	(17.5)	(7.4)
Capital expenditures including net cash acquisitions	100.9	124.2	167.4	403.9	467.7

(1)	Prior periods restated to conform to presentation in the current period.

(2)	Seismic acquisitions are net of seismic sales revenue.

(3)	Other capital includes equipment inventory and material transfers.

PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis	9

DRILLING ACTIVITY

Pengrowth participated in the drilling of 47 wells (24.4 net) in the third quarter of 2012.

	Three months ended				Nine months ended
	Sept 30, 2012		June 30, 2012		Sept 30, 2012
	Gross	Net	Gross	Net	Gross	Net
Focus Areas (1)
Swan Hills	7	5.5	8	7.9	30	21.6
Olds/Garrington/Lochend	18	9.6	3	2.2	25	14.4
Lindbergh (2)	1	1.0	–	–	19	19.0
Other Areas (1)	21	8.3	9	3.0	61	20.0
Total wells drilled	47	24.4	20	13.1	135	75.0

(1)	Drilling activity reflects both operated and non-operated properties.

(2)	Wells drilled relate to the core hole assessment program.

DEVELOPMENT CAPITAL ACTIVITIES

Pengrowth’s capital spending breakdown by area is as follows:

	Three months ended		Nine months ended
($ millions)	Sept 30, 2012	June 30, 2012	Sept 30, 2012
Focus Areas (1)
Swan Hills	38.3	46.5	148.0
Olds/Garrington/Lochend	30.8	23.2	71.3
Lindbergh (2)	2.1	4.3	25.8
	71.2	74.0	245.1
Other Areas	17.0	12.0	51.8
Drilling, completions & facilities	88.2	86.0	296.9
Maintenance	18.1	19.4	55.6
Land & seismic acquisitions	1.8	2.1	16.7
Other	2.5	1.7	4.3
Net capital expenditures	110.6	109.2	373.5

(1)	Spending amounts reflect the activity for both operated and non-operated properties.

(2)	Pengrowth includes production revenue and costs associated with the Lindbergh Thermal Project in capital expenditures until commerciality is declared.

Focus Areas

(Pengrowth references average well test results for certain properties. These results are not necessarily representative of long-term well performance or ultimate recoveries.)

Swan Hills Trend

With a net estimated 2.3 billion barrels of 42° API original oil in place in the Beaverhill Lake formation (Energy Resources Conservation Board estimate), the Swan Hills Trend is a significant conventional oil resource that exists across Pengrowth’s land base. This extensive carbonate oil reservoir provides Pengrowth with significant opportunities to put its expertise in horizontal drilling and multi-stage acid fracturing of carbonate reservoirs to work on its operated interests in Judy Creek, Carson Creek, House Mountain, Deer Mountain, Virginia Hills and Sawn Lake.

During the third quarter, Pengrowth drilled 6 operated oil wells (5.0 net) in the Swan Hills area, and participated in the drilling of 1 non-operated oil well (0.5 net) in Sawn Lake. 3 wells were completed and 2 were tested with a five day average initial production (“IP”) rate of over 320 boe/d per well. During the third quarter Pengrowth also tied-in 4 operated wells (4.0 net) previously drilled in the second quarter.

Olds/Garrington/Lochend

The Olds/Garrington/Lochend area is located in South Central Alberta and is comprised of stacked reservoirs offering multi-zone potential targeting light oil and liquids-rich natural gas development. Opportunities in the area are centered on the exploitation of

10	PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis

the Lochend Cardium, Garrington Cardium, Elkton and Mannville liquids play. These plays provide Pengrowth with a complimentary set of opportunities that will support continued capital development in this area for several years.

Pengrowth increased activity in the Cardium formation, drilling 3 operated wells (1.4 net) in Garrington/Westward Ho and an additional 4 operated wells (2.6 net) at Lochend, with 100% success. Pengrowth also participated in 7 non-operated wells (2.2 net) in the Cardium formation. Of the 7 non-operated wells drilled, 5 came on stream in the third quarter, with a gross five day combined IP rate of approximately 1,420 boe/d. The other 2 non-operated wells are expected to be completed and placed into production early in the fourth quarter.

In the third quarter, Pengrowth continued with the liquids-rich natural gas program and drilled 2 operated wells (1.9 net) in the Elkton formation. Both wells were tied-in and exceeded expectations with a combined gross five day IP rate of over 1,610 boe/d. These 2 wells, combined with wells drilled earlier this year, contributed approximately 2,460 boe/d in incremental gross production in the third quarter.

Pengrowth drilled 1 operated well (1.0 net) in the Mannville formation. The well was completed and placed into production at an initial five day IP rate of approximately 160 boe/d. Pengrowth also participated in drilling 1 non-operated well (net 0.5) in the Mannville formation.

Lindbergh

Pengrowth’s Lindbergh property, located in the Cold Lake area of Alberta, is 100 percent owned and operated by Pengrowth. The Lindbergh property targets the Lloydminster formation, where the bitumen has favourable viscosity characteristics and is in a clean, continuous, high permeability reservoir. Subject to pilot performance and a declaration of commerciality, Lindbergh is expected to provide Pengrowth with the potential to develop a first commercial stage of 12,500 barrels of bitumen per day (“bbpd”) and a final project targeting at least 30,000 bbpd. This is expected to be low cost, low decline, stable oil production, with a twenty-five year reserve life.

In the third quarter, the steaming of the two Steam Assisted Gravity Drainage (“SAGD”) well-pairs continued. The average daily production over the quarter was approximately 1,300 bbpd at an Instantaneous Steam Oil Ratio (“ISOR”) of less than 2.0.

PRODUCTION

	Three months ended						Nine months ended
Daily production	Sept 30, 2012	% of total	June 30, 2012	% of total	Sept 30, 2011	% of total	Sept 30, 2012	% of total	Sept 30, 2011	% of total
Light oil (bbls)	31,110	33	26,504	34	21,163	28	26,698	32	20,957	29
Heavy oil (bbls)	6,502	7	6,446	8	6,387	9	6,508	8	6,416	9
Natural gas liquids (bbls)	10,779	11	9,519	12	10,426	14	10,435	13	9,383	13
Natural gas (Mcf)	275,357	49	218,403	46	219,552	49	235,943	47	217,800	49
Total boe per day	94,284		78,870		74,568		82,965		73,057

The above table includes four months of NAL production and excludes production from the Lindbergh Thermal project.

Pengrowth achieved record quarterly production in the third quarter, as average daily production increased 20 percent compared to the second quarter. The increase is attributable to a full quarter of NAL production versus only one month of NAL production in the second quarter, and new production from our ongoing capital program.

Planned maintenance outages in the third quarter at SOEP and at Swan Hills ran longer than anticipated and when combined with several smaller unplanned third party outages, reduced third quarter production by approximately 1,300 boe/d. In addition, approximately 1,000 boe/d of natural gas production remained shut-in for the quarter due to low natural gas prices.

Average daily production increased 26 percent in the third quarter and 14 percent in the first nine months versus the same periods in 2011, due to the positive additions mentioned above.

Light Oil

Third quarter light oil production increased 17 percent from the second quarter. This increase is mainly a result of added production from the NAL acquisition. Planned maintenance and weather related downtime at Swan Hills negatively impacted third quarter production.

PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis	11

A 47 percent increase in light oil production in the current quarter and a 27 percent increase in the first nine months compared to the same periods in 2011, is also due to additional volumes from the NAL acquisition, and the absence of the impact of the major fires and flooding in the Swan Hills area that occurred during the second quarter of 2011.

Heavy Oil

Heavy oil production remained relatively steady, increasing 1 percent in the third quarter compared to the second quarter. The third quarter was positively impacted by new production at Jenner, the absence of subsurface maintenance at Bodo and steam plant maintenance at Tangleflags that occurred in the second quarter.

Heavy oil volumes increased by 2 and 1 percent, respectively, for the current third quarter and nine months compared to the same periods in 2011, as a result of the wells drilled in late 2011, continued polymer flood response and optimization work more than offsetting declines.

NGLs

NGL production in the third quarter increased 13 and 3 percent, respectively, compared to the second quarter of 2012 and third quarter of 2011. The increases were primarily due to positive additions in liquids production from the NAL acquisition and from new production, partly offset by the third quarter SOEP and Swan Hills maintenance outages and for the third quarter 2011 comparison only, the absence of a condensate shipment that was made in the third quarter of 2011.

For the first nine months, NGL production increased 11 percent compared to the same period in 2011, also driven by additional NAL production and partly offset by maintenance downtime at Swan Hills and SOEP, and the absence of a SOEP condensate shipment that was made in the third quarter of 2011.

Natural Gas

Natural gas production for the third quarter increased 26 percent and 25 percent, respectively, when compared to the second quarter of 2012 and third quarter of 2011. The increases were predominantly influenced by added production from the NAL properties as well as additional output from new wells at Olds and Harmattan East. In addition, for the 2012 third quarter to second quarter comparison only, the completion of the Olds plant turnaround in the second quarter resulted in added production for the third quarter. Approximately 1,000 boe/d of dry natural gas remained shut-in for the third quarter of 2012.

The first nine months of natural gas production increased 8 percent compared to the same period in 2011. The addition of NAL production was partly offset by facility downtime at SOEP and Olds in 2012 and natural declines.

COMMODITY PRICES

Oil and Liquids Prices

	Three months ended			Nine months ended
(Cdn$/bbl unless otherwise indicated)	Sept 30, 2012	June 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
Average Benchmark Prices
WTI oil	91.78	94.29	87.78	96.37	93.60
Edmonton differential	(8.48)	(10.03)	4.36	(9.49)	0.90
Edmonton par light oil	83.30	84.26	92.14	86.88	94.50
Average Realized Prices
Light oil (1)	80.89	80.86	89.17	83.49	91.11
after realized commodity risk management (1)	83.09	82.09	91.51	82.68	88.87
Heavy oil (1)	63.98	64.57	63.81	66.65	67.10
Natural gas liquids	51.45	56.02	66.58	58.39	68.85

(1)	Prior periods restated to conform to presentation in the current period.

WTI benchmark average oil prices increased 5 percent in the third quarter from an average price of $87.78/bbl in the third quarter of 2011, while the Canadian benchmark Edmonton par average light oil prices declined 10 percent compared to an average price of $92.14/bbl. For the nine months ended September 30, 2012, WTI average oil prices averaged $96.37/bbl, 3 percent higher than the same prior period in 2011, while Edmonton par light oil prices averaged $86.88/bbl, 8 percent lower.

12	PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis

Although the price differential between Canadian light oil and WTI narrowed marginally during the third quarter, Canadian prices continued to trade at an $8.48/bbl discount to WTI, due in part to pipeline constraints into the major U.S. refining hubs compared to a premium of $4.36/bbl during the third quarter of 2011. For the nine months ended September 30, 2012, Canadian light oil prices traded at a $9.49/bbl discount to WTI compared to a premium of $0.90/bbl during the same period in 2011.

Pengrowth’s average realized price for light oil, after risk management activities, averaged $83.09/bbl in the third quarter, a 9 percent decline from the third quarter of 2011. For the nine months ended September 30, 2012, Pengrowth realized an average price of $82.68/bbl, a 7 percent decline from same period in 2011. Contributing to the lower realized prices in 2012 was the decline in Canadian benchmark light oil prices, primarily a result of the widening differential between Canadian light oil and the benchmark WTI oil, offset by slightly stronger WTI benchmark oil prices.

Natural Gas Prices

	Three months ended			Nine months ended
(Cdn$ unless otherwise indicated)	Sept 30, 2012	June 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
Average Benchmark Prices
NYMEX (per MMBtu)	2.88	2.38	3.97	2.59	4.13
AECO differential	(0.58)	(0.48)	(0.31)	(0.48)	(0.36)
AECO spot gas (per MMBtu)	2.30	1.90	3.66	2.11	3.77
Average Realized Prices
Natural gas (per Mcf)	2.24	1.75	3.57	2.08	3.74
after realized commodity risk management	2.40	1.94	4.05	2.24	4.19

Benchmark natural gas prices made a modest recovery in the third quarter, with NYMEX gas averaging $2.88/MMBtu. However, prices remained 27 percent below the average price in the third quarter of 2011. For the nine months ended September 30, 2012, NYMEX gas prices averaged $2.59/MMBtu, a 37 percent decline from the same period in 2011. An abundant supply of natural gas, largely attributable to increased production from various North American shale gas plays, has resulted in record storage volumes of natural gas and weak prices.

AECO spot gas prices also staged a modest recovery in the third quarter, with prices averaging $2.30/MMBtu. However, AECO was 37 percent lower compared to the same period in 2011. For the nine months ended September 30, 2012, AECO spot gas prices averaged $2.11/MMBtu, a 44 percent decline compared to the same period in 2011.

AECO spot gas prices continued to trade at a discount to the NYMEX gas benchmark with the differential averaging $0.58/MMBtu compared to a differential of $0.31/MMBtu during the third quarter of 2011. Higher transportation costs to major delivery points in the U.S. and an increase in domestic U.S. natural gas production, resulted in decreased demand and contributed to the lower pricing of Canadian natural gas.

Pengrowth’s average realized natural gas price, after risk management activities, was $2.40/Mcf during the third quarter of 2012, a 41 percent decline compared to the third quarter of 2011. For the nine months ended September 30, 2012, average realized prices were $2.24/Mcf, a 47 percent decline compared to the same period of 2011.

The lower realized prices in the three and nine months ended September 30, 2012 were attributable to a lower benchmark price for natural gas when compared to the same periods in 2011, coupled with a lower contribution from realized natural gas commodity risk management activities, as lower volumes were contracted at a lower price.

Total Average Realized Prices

	Three months ended			Nine months ended
(Cdn$/boe unless otherwise indicated)	Sept 30, 2012	June 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
Average realized price	43.53	44.05	50.61	45.35	52.02
after realized commodity risk management	44.73	45.00	52.68	45.55	52.73
Other production income (1)	0.45	0.75	0.80	0.59	0.65
Total oil and gas sales (1)	45.18	45.75	53.48	46.14	53.38

(1)	Prior periods restated to conform to presentation in the current period.

PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis	13

Pengrowth’s total average realized price, after risk management activities, during the third quarter of 2012 was $45.18/boe, a 16 percent decrease from the third quarter of 2011. For the nine months ended September 30, average realized prices were $46.14/boe, a 14 percent decrease from the same period in 2011. The decrease in realized prices is primarily a result of lower Canadian benchmark prices for light oil due to the substantial discounting of Canadian light oil versus the WTI benchmark oil prices and decreased Canadian natural gas prices coupled with lower natural gas volumes being contracted.

Commodity Risk Management Gains (Losses)

	Three months ended			Nine months ended
	Sept 30, 2012	June 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
Realized
Light oil ($ millions)	6.3	3.0	4.6	(5.9)	(12.8)
Light oil ($/bbl)	2.20	1.23	2.34	(0.81)	(2.24)
Natural gas ($ millions)	4.1	3.8	9.6	10.4	26.9
Natural gas ($/Mcf)	0.16	0.19	0.48	0.16	0.45
Combined ($ millions)	10.4	6.8	14.2	4.5	14.1
Combined ($/boe)	1.20	0.95	2.07	0.20	0.71
Unrealized
Total unrealized risk management assets (liabilities) at period end ($ millions)	7.5	52.9	60.8	7.5	60.8
Less: Unrealized risk management assets (liabilities) at beginning of period ($ millions)	52.9	(56.1)	2.7	(42.0)	(2.1)
	(45.4)	109.0	58.1	49.5	62.9
Less: Risk management assets, acquired with NAL – May 31, 2012 ($ millions)	–	18.4	–	18.4	–
Total unrealized gain (loss) on risk management contracts	(45.4)	90.6	58.1	31.1	62.9

Pengrowth has an active risk management program which uses forward price swaps to manage our exposure to commodity price fluctuations and provide a measure of stable cash flow. During the second quarter, Pengrowth also acquired swaps, options and collars with the NAL acquisition.

During the third quarter of 2012, benchmark oil prices fell below the average price achieved through Pengrowth’s oil risk management activities, resulting in a realized risk management gain of $6.3 million, a $3.3 million increase from the second quarter. Pengrowth’s realized risk management losses were reduced 54 percent in the first nine months of 2012 compared to the same period last year, due to the narrowing of the higher benchmark oil prices and our average contracted oil price.

Realized gains from natural gas commodity risk management activities increased 8 percent in the third quarter to $4.1 million compared to the second quarter, due to higher contracted prices in the third quarter. Pengrowth’s realized risk management gains were reduced by 61 percent in the first nine months of 2012 compared to the same period last year due to decreased contracted natural gas volumes and a narrowing of the benchmark natural gas price and our average natural gas contracted prices in 2012.

The change in fair value of the forward contracts between periods affects Net Income (Loss) through the unrealized amounts recorded during the period. The fair value of forward contracts is determined by comparing the contracted fixed price to the forward price curve at each period end.

Pengrowth recognized a $45.4 million unrealized loss in the third quarter compared to a $90.6 million unrealized gain in the second quarter of 2012. The primary reason for the lower unrealized gains is the narrowing of our average fixed price and the forward price curve. Unrealized gains (losses) vary period to period, and are a function of the volumes contracted, the fixed prices of those contracts and the forward curve pricing for the commodities contracted. Unrealized losses result when the forward price curve moves higher than the fixed price, with the magnitude of the loss being proportional to the movement in the forward price curve.

14	PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis

Forward Contracts

The following table provides a summary of the minimum prices of our commodity risk management contracts in place at September 30, 2012 (see Note 13 to the unaudited Condensed Consolidated Financial Statements for more information on Pengrowth’s commodity risk management contracts):

Crude Oil (1)
Reference Point	Volume (bbl/d)	Remaining Term	% of three months ended September 30, 2012 Production (2)	Price/bbl ($)
WTI	24,700	Oct 1, 2012 - Dec 31, 2012	66%	94.04
WTI	11,500	Jan 1, 2013 - Dec 31, 2013	31%	94.00
WTI	2,500	Jan 1, 2014 - Dec 31, 2014	7%	92.74

Natural Gas
Reference Point	Volume (MMBtu/d)	Remaining Term	% of three months ended September 30, 2012 Production	Price/MMBtu ($)
AECO	40,441	Oct 1, 2012 - Dec 31, 2012	15%	3.52
AECO	129,043	Jan 1, 2013 - Dec 31, 2013	47%	3.30
AECO	18,956	Jan 1, 2014 - Dec 31, 2014	7%	3.72

Power
Reference Point	Volume (MW)	Remaining Term	% of Consumption	Price/MWh ($)
AESO	15	Oct 1, 2012 - Dec 31, 2012	15%	72.83
AESO	5	Jan 1, 2013 - Dec 31, 2013	5%	74.50
AESO	5	Jan 1, 2014 - Dec 31, 2014	5%	46.85

(1)	U.S. denominated contracts have been converted to Canadian dollars at the September 30, 2012 closing exchange rate.

(2)	Includes light and heavy crude oil.

At September 30, 2012, each Cdn$1/bbl change in future WTI oil prices results in approximately $7.3 million pre-tax change in the value of the crude contracts, while each $0.25/MMBtu change in future natural gas prices results in approximately $14.2 million pre-tax change in the value of the natural gas contracts. The changes in the fair value of the forward contracts directly affect reported Net Income (Loss) through the unrealized amounts recorded in the Condensed Consolidated Statement of Income (Loss) during the period. The effect on cash flow will be recognized separately only upon settlement of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.

If each commodity risk management contract were to settle at the contract price in effect at September 30, 2012, future revenue and cash flow would be $7.5 million lower than if the contracts were not in place based on the estimated fair value of the risk management assets at period end. The $7.5 million is composed of net assets of $9.1 million relating to contracts expiring within one year and net liabilities of $1.6 million relating to contracts expiring beyond one year.

Each Cdn$1/MWh change in future power prices would result in approximately $0.1 million pre-tax change in the fair value of the risk management contracts.

Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore records these contracts on the Condensed Consolidated Balance Sheets at their fair value and recognizes changes in fair value on the Condensed Consolidated Statement of Income (Loss) as unrealized commodity risk management gains (losses). The volatility in Net Income (Loss) will continue to the extent that the fair value of commodity contracts fluctuates. However, these non-cash amounts do not affect Pengrowth’s operating cash flow until realized.

Realized commodity risk management gains (losses) are recorded in oil and gas sales on the Condensed Consolidated Statement of Income (Loss) and impact cash flow at that time.

PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis	15

In accordance with policies approved by its Board of Directors, Pengrowth may sell forward its production and purchase option contracts by product volume or power consumption as follows:

Percent of Monthly Company Interest Production or Estimated Power Consumption	Forward Period
Up to 65%	1 - 24 Months
Up to 30%	25 - 36 Months
Up to 25%	37 - 60 Months

Each commodity risk management transaction for natural gas or crude oil shall not exceed 20,000 MMBtu/d or 2,500 bbl/d, respectively. Each power consumption risk management transaction shall not exceed 25 MW.

OIL AND GAS SALES

Contribution Analysis

The following table shows the contribution of each product category to the overall sales revenue inclusive of realized commodity risk management activities:

Sales Revenue			Three months ended				Nine months ended
($ millions except percentages)	Sept 30, 2012	% of total	June 30, 2012	% of total	Sept 30, 2011	% of total	Sept 30, 2012	% of total	Sept 30, 2011	% of total
Light oil (1)	237.8	61	198.0	60	178.2	49	604.8	58	508.4	48
Heavy oil (1)	38.3	10	37.9	12	37.5	10	118.9	11	117.5	11
Natural gas liquids	51.0	13	48.5	15	63.9	17	167.0	16	176.4	17
Natural gas	60.9	16	38.6	12	81.8	22	144.8	14	249.3	23
Brokered sales/sulphur (1)	3.9	–	5.4	1	5.5	2	13.2	1	12.9	1
Total oil and gas sales (1)	391.9		328.4		366.9		1,048.7		1,064.5

(1)	Prior period restated to conform to presentation in the current period.

Price and Volume Analysis

Quarter ended September 30 – 2012 versus 2011

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales revenue including the impact of realized commodity risk management activities, for the third quarter of 2012 compared to the same period in 2011:

($ millions)	Light oil (1)	Natural gas	NGLs	Heavy oil (1)	Other (2)	Total (1)
Quarter ended September 30, 2011	178.2	81.8	63.9	37.5	5.5	366.9
Effect of change in product prices and differentials	(23.7)	(33.6)	(15.0)	0.1	–	(72.2)
Effect of change in realized commodity risk management activities	1.7	(5.5)	–	–	–	(3.8)
Effect of change in sales volumes	81.6	18.3	2.2	0.7	–	102.8
Other	–	(0.1)	(0.1)	–	(1.6)	(1.8)
Quarter ended September 30, 2012	237.8	60.9	51.0	38.3	3.9	391.9

(1)	Prior period restated to conform to presentation in the current period.

(2)	Primarily sulphur sales.

Light oil revenue increased 33 percent in the third quarter compared to the same period in 2011, primarily due to increased production as a result of the NAL acquisition, partly offset by a 9 percent price decline. Natural gas revenue decreased 26 percent primarily due to a 37 percent price decline, partly offset by increased production.

Although the volume of oil and gas sales increased in the third quarter of 2012, the financial impact of these volumes was reduced by approximately $24 million, due to the higher discounted Canadian Edmonton par light oil. During the same period in 2011, oil sales earned higher revenues of approximately $8 million due to a premium on the Canadian light oil versus the WTI oil benchmark.

16	PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis

Nine Months ended September 30 – 2012 versus 2011

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales revenue including the impact of realized commodity risk management activity, for the first nine months of 2012 compared to the same period in 2011:

($ millions)	Light oil (1)	Natural gas	NGLs	Heavy oil (1)	Other (1) (2)	Total (1)
Nine months ended September 30, 2011	508.4	249.3	176.4	117.5	12.9	1,064.5
Effect of change in product prices and differentials	(55.8)	(107.5)	(29.9)	(0.8)	–	(194.0)
Effect of change in realized commodity risk management activities	6.9	(16.5)	–	–	–	(9.6)
Effect of change in sales volumes	145.2	19.4	20.5	2.1	–	187.2
Other	0.1	0.1	–	0.1	0.3	0.6
Nine months ended September 30, 2012	604.8	144.8	167.0	118.9	13.2	1,048.7

(1)	Prior period restated to conform to presentation in the current period.

(2)	Primarily sulphur sales.

Light oil revenue increased 19 percent in the first nine months compared to the same period in 2011, primarily due to increased production as a result of the NAL acquisition, partly offset by an 8 percent price decline. Natural gas revenue decreased 42 percent, primarily due a 44 percent price decline, partly offset by increased production.

Although the volume of oil and gas sales increased in the first nine months, the financial impact was reduced by approximately $69 million, due to the higher discounted Canadian Edmonton par light oil to the WTI oil benchmark.

ROYALTY EXPENSE

	Three months ended			Nine months ended
($ millions except per boe amounts and percentages)	Sept 30, 2012	June 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
Royalty expense	67.5	62.6	73.1	208.0	205.7
$/boe	7.79	8.72	10.65	9.15	10.31
Royalties as a percent of sales (%)	17.2	19.1	20.0	19.8	19.3
Royalties as a percent of sales excluding realized risk management contracts (%)	17.7	19.5	20.8	19.9	19.6

Royalties include Crown, freehold, overriding royalties and mineral taxes. Royalty payments are based on revenue before commodity risk management activities; however gains or losses from realized commodity risk management activities are reported as part of revenue and therefore affect royalty rates as a percentage of sales.

Royalty rates, as a percentage of sales excluding realized risk management activities, decreased 1.8 percentage points in the third quarter due to the added impact of three months of NAL royalty rates which have historically been lower than Pengrowth’s due to a higher weighting of freehold royalties which are generally lower than Crown royalties. A moderate increase in royalty relief and an increase in natural gas production, which attracts a lower royalty rate, also contributed to the lower royalty rate.

Royalty rates for the third quarter decreased 3.1 percentage points compared to the third quarter last year due to the reasons stated above. In contrast, royalty rates for the first nine months of 2012 have increased by 0.3 percentage points compared to the same period last year due to unfavourable adjustments in the first quarter of 2012, partly offset by the reasons stated above.

Royalty expenses for 2012 are forecast to be approximately 20 percent of Pengrowth’s sales.

PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis	17

OPERATING EXPENSES

	Three months ended			Nine months ended
($ millions except per boe amounts)	Sept 30, 2012	June 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
Operating expenses (1)	132.1	109.8	99.5	337.3	282.3
$/boe	15.22	15.29	14.51	14.84	14.16

(1)	Prior period restated to conform to presentation in the current period.

Operating expenses in the third quarter increased $22.3 million but decreased on a per boe basis by $0.07 compared to the second quarter. The third quarter includes approximately $31.6 million, for the properties acquired with NAL, representing a full quarter of costs. Also impacting third quarter operating expenses was a significant increase in power prices, increased surface and subsurface maintenance costs post break-up, partly offset by reduced expenses associated with the Olds turnaround that took place in the second quarter.

The third quarter of 2012 operating expenses per boe was negatively impacted by higher operating expenses, as outlined above, and lower volumes due to unanticipated outages at SOEP and Swan Hills.

Operating expenses increased $32.6 million and $55 million in the third quarter and the first nine months of 2012, respectively, compared to the same periods last year. Increased operating expenses for both periods were primarily attributable to additional NAL operating expenses. Other factors contributing to the increased expenses were higher turnaround and maintenance costs, higher power costs, and added costs associated with working interest acquisitions at Weyburn and Quirk Creek.

2012 operating expenses are forecast to increase by approximately 5 percent to $460 million or $14.60/boe, compared to prior guidance of $440 million or $13.75/boe.

TRANSPORTATION COSTS

	Three months ended			Nine months ended
($ millions except per bbl and per Mcf amounts)	Sept 30, 2012	June 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
Light oil transportation (1)	2.7	3.9	5.5	9.8	12.1
$/bbl	0.93	1.63	2.81	1.35	2.11
Heavy oil transportation (1)	0.4	0.7	0.8	1.8	2.7
$/bbl	0.74	1.13	1.45	1.01	1.54
NGL transportation	0.3	0.2	–	0.6	–
$/bbl	0.31	0.22	–	0.22	–
Natural gas transportation	2.3	2.0	1.8	6.1	5.3
$/Mcf	0.09	0.10	0.09	0.09	0.09
Total	5.7	6.8	8.1	18.3	20.1
$/boe	0.66	0.95	1.18	0.81	1.01

(1)	Prior period restated to conform to presentation in the current period.

In the third quarter of 2012, total transportation costs decreased 16 percent compared to the second quarter and 30 percent compared to the third quarter of 2011, due to lower saleable product trucking costs and tariffs, and favourable prior period adjustments to light oil and heavy oil transportation expenses.

OPERATING NETBACKS

Pengrowth’s operating netbacks have been calculated by taking balances directly from the Condensed Consolidated Statement of Income (Loss) and dividing by production. Certain assumptions have been made in allocating operating expenses, other income and royalty injection credits between light oil, heavy oil, natural gas and NGL production. Operating netbacks as presented below may

18	PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis

not be comparable to similar measures presented by other companies, as there are no standardized measures. The sales price used in the calculation of operating netbacks is after realized commodity risk management gains or (losses).

	Three months ended			Nine months ended
Combined Netbacks ($/boe)	Sept 30, 2012	June 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
Oil & gas sales (1)	45.18	45.75	53.48	46.14	53.38
Royalties	(7.79)	(8.72)	(10.65)	(9.15)	(10.31)
Operating expenses (1)	(15.22)	(15.29)	(14.51)	(14.84)	(14.16)
Transportation costs	(0.66)	(0.95)	(1.18)	(0.81)	(1.01)
Operating netback	21.51	20.79	27.14	21.34	27.90

	Three months ended			Nine months ended
Light Oil Netbacks ($/bbl)	Sept 30, 2012	June 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
Sales (1)	83.44	82.83	92.44	83.23	89.65
Royalties	(15.73)	(18.54)	(20.46)	(18.04)	(20.03)
Operating expenses (1)	(18.68)	(17.05)	(19.76)	(17.56)	(18.32)
Transportation costs (1)	(0.93)	(1.63)	(2.81)	(1.35)	(2.11)
Operating netback (1)	48.10	45.61	49.41	46.28	49.19

	Three months ended			Nine months ended
Heavy Oil Netbacks ($/bbl)	Sept 30, 2012	June 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
Sales (1)	63.98	64.57	63.81	66.65	67.10
Royalties	(13.62)	(10.46)	(14.23)	(12.98)	(13.86)
Operating expenses (1)	(19.36)	(16.96)	(15.41)	(17.44)	(16.62)
Transportation costs (1)	(0.74)	(1.13)	(1.45)	(1.01)	(1.54)
Operating netback (1)	30.26	36.02	32.72	35.22	35.08

	Three months ended			Nine months ended
NGLs Netbacks ($/bbl)	Sept 30, 2012	June 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
Sales	51.45	56.02	66.58	58.39	68.85
Royalties	(13.30)	(15.54)	(19.42)	(17.06)	(17.83)
Operating expenses (1)	(12.81)	(16.21)	(16.07)	(13.89)	(14.85)
Transportation costs (1)	(0.31)	(0.22)	–	(0.22)	–
Operating netback (1)	25.03	24.05	31.09	27.22	36.17

	Three months ended			Nine months ended
Natural Gas Netbacks ($/Mcf)	Sept 30, 2012	June 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
Sales (1)	2.52	2.12	4.23	2.38	4.33
Royalties (2)	(0.05)	0.09	(0.31)	(0.06)	(0.35)
Operating expenses (1)	(2.14)	(2.25)	(1.81)	(2.14)	(1.86)
Transportation costs	(0.09)	(0.10)	(0.09)	(0.09)	(0.09)
Operating netback (1)	0.24	(0.14)	2.02	0.09	2.03

(1)	Prior period restated to conform to presentation in the current period.

(2)	Gas royalty expense for the three months ended June 30, 2012 was positively impacted by lower price-driven royalties and GCA and other prior period adjustments.

Pengrowth realized an average operating netback of $21.51/boe in the third quarter, a 3 percent increase compared to the second quarter, primarily due to lower royalties. For the first nine months, Pengrowth realized an average operating netback of $21.34/boe, compared to $27.90/boe in the same period in 2011. The 24 percent decrease is primarily the result of lower average realized prices.

PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis	19

The natural gas netback for the third quarter was $0.24/Mcf compared to the second quarter loss of $0.14/Mcf. The natural gas netback declined significantly in the first nine months of 2012 compared to the same period in 2011 due to a 47 percent decline in the average realized natural gas price. Contributing to the general decline in the natural gas operating netback are recent declines in natural gas prices and higher costs resulting from scheduled turnarounds. Pengrowth has also shut-in approximately 1,000 boe/d of primarily dry natural gas production during the second and third quarters.

Pengrowth’s natural gas netback should be viewed in conjunction with NGL netbacks, which were $25.03/bbl in the third quarter and $27.22/bbl for the first nine months of 2012, since virtually all of our current active natural gas production yields NGLs. When viewed together, the total natural gas and NGL netbacks are significantly positive.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Nine months ended
($ millions except per boe amounts)	Sept 30, 2012	June 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
Cash G&A expense	15.6	16.3	14.5	48.3	48.0
$/boe	1.80	2.27	2.11	2.12	2.41
Non-cash G&A expense	3.8	3.7	2.4	10.9	9.0
$/boe	0.43	0.51	0.35	0.48	0.45
Total G&A	19.4	20.0	16.9	59.2	57.0
$/boe	2.23	2.78	2.46	2.60	2.86

Third quarter cash G&A expenses were higher compared to the third quarter of 2011 due to moderate increases in costs from added personnel, following the NAL acquisition. On a per boe basis, cash G&A has decreased to $1.80/boe in the third quarter compared to $2.27/boe in the second quarter and $2.11/boe in the third quarter of 2011. This decrease reflects the anticipated benefit of the NAL acquisition by realizing all of the NAL volumes but only a portion of the NAL G&A expenses.

The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Plans (“LTIP”). See Note 10 to the unaudited Condensed Consolidated Financial Statements for the nine months ended September 30, 2012. The compensation costs associated with these plans are expensed over the applicable vesting period. The higher non-cash G&A in the three and nine months compared to the same periods in 2011 are due to additional grants issued in 2012.

2012 G&A expense guidance is $2.68/boe including non-cash G&A costs of approximately $0.49/boe.

OTHER EXPENSES

For the nine months ended September 30, 2012, other expenses included $20.1 million in NAL acquisition costs.

DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended			Nine months ended
($ millions except per boe amounts)	Sept 30, 2012	June 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
Depletion, depreciation and amortization	162.0	127.0	112.8	402.2	320.3
$/boe	18.67	17.70	16.44	17.69	16.06
Accretion	5.7	4.7	3.9	14.7	11.6
$/boe	0.66	0.66	0.57	0.64	0.58

The increase in depletion expense in the third quarter of 2012 compared to the second quarter of 2012 and the third quarter of 2011 is mainly due to additional depletion recorded on property, plant and equipment from the NAL acquisition. This increase was partly offset by a small decrease in depletion expense on Pengrowth’s previously existing assets.

Depletion expense for the first nine months compared to the same period in 2011 also increased 26 percent, primarily due to additional depletion recorded on property, plant and equipment from the NAL acquisition and higher capital spending related to Pengrowth’s previously existing assets.

Accretion expense increased in the three and nine months ended September 30, 2012, due to the ARO increase from the NAL acquisition.

20	PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis

IMPAIRMENTS

Subsequent to June 30, 2012, there have been no indications of impairment requiring Pengrowth to perform an impairment test.

In the second quarter of 2012, Pengrowth tested its predominantly natural gas cash generating units (“CGUs”) for impairments as a result of declining forward price estimates for natural gas. Of the CGUs tested, only one was impaired. Pengrowth recognized a $30 million pre-tax impairment charge on the producing portion of the Groundbirch CGU, as the carrying value exceeded the fair value at June 30, 2012. Fair value was determined based on the total proved plus probable reserves, estimated by Pengrowth’s independent reserves evaluator, using the July 1, 2012 commodity price forecast of Pengrowth’s independent reserves evaluator discounted at a market rate. See Note 3 to the unaudited Condensed Consolidated Financial Statements for the nine months ended September 30, 2012.

In the second quarter of 2012, Pengrowth also recognized a $48.3 million pre-tax impairment of the Horn River exploration and evaluation (“E&E”) assets. It was determined that there would be no additional capital spending at Horn River, which will result in the expiry of the majority of Pengrowth’s existing leases in the area. As a result, the carrying value of the Horn River E&E assets was written down to nil at June 30, 2012. See Note 4 to the unaudited Condensed Consolidated Financial Statements for the nine months ended September 30, 2012.

INTEREST AND FINANCING CHARGES

	Three months ended			Nine months ended
($ millions)	Sept 30, 2012	June 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
Interest and financing charges	23.6	20.0	19.3	60.7	54.8

At September 30, 2012, Pengrowth had approximately $1.7 billion in total debt, composed of $1.5 billion in long term debt and $0.2 billion in convertible debentures. Total debt consists primarily of U.S. dollar denominated fixed rate notes at a weighted average interest rate of 6.3 percent, drawings from Pengrowth’s syndicated bank facility which is subject to prevailing market rates and convertible debentures with a 6.25 percent coupon. At September 30, 2012, the bank facility and the demand operating facility cost of funds was approximately 3 percent.

Due to three months of additional debt assumed with the NAL acquisition versus one month in the prior quarter, interest and financing charges were $3.6 million or 18 percent higher in the third quarter than the second quarter of 2012. In the third quarter, Pengrowth drew additional funds on its syndicated credit facility to repay $59.5 million of principal on one series of the convertible debentures which matured on August 31, 2012. The convertible debentures contributed $4.3 million of net interest expense to interest and financing charges. The $5.9 million or 11 percent increase in interest expense and financing charges in the first nine months compared to the same period in 2011 reflects the higher debt levels outstanding in the current year.

Pengrowth has various floating to fixed interest rate swap contracts which were acquired with NAL. Under these contracts, Pengrowth pays a fixed rate and receives a floating rate, the Canadian three months Bankers Acceptance CDOR (“Canadian Depository Offered Rate”), on the notional amounts. The fair value of the interest rate derivative contracts has been included on the Condensed Consolidated Balance Sheets with changes in the fair value reported separately on the Condensed Consolidated Statement of Income (Loss) as part of interest and financing charges. See Note 13 to the unaudited Condensed Consolidated Financial Statements for the nine months ended September 30, 2012.

TAXES

Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. Pengrowth recorded a deferred tax reduction of $11.7 million and $21.9 million for three and nine months ended September 30, 2012, respectively. Comparatively, for the same periods in 2011, deferred tax expenses of $16.1 million and $36.1 million were recorded, respectively. No current income taxes were paid by Pengrowth in the third quarter. See Note 8 to the unaudited Condensed Consolidated Financial Statements for the nine months ended September 30, 2012.

PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis	21

FOREIGN CURRENCY GAINS (LOSSES)

	Three months ended			Nine months ended
($ millions)	Sept 30, 2012	June 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
Currency exchange rate ($1Cdn = $U.S.) at period end	1.02	0.98	0.95	1.02	0.95
Unrealized foreign exchange gain (loss) on U.S. dollar denominated debt	31.8	(18.8)	(75.5)	30.6	(48.3)
Unrealized foreign exchange gain (loss) on U.K. pound sterling denominated debt	0.4	0.1	(4.3)	(0.4)	(4.2)
	32.2	(18.7)	(79.8)	30.2	(52.5)
Unrealized gain on foreign exchange risk management contracts	0.9	1.9	3.4	5.0	4.2
Total unrealized foreign exchange gain (loss)	33.1	(16.8)	(76.4)	35.2	(48.3)
Total Realized foreign exchange gain (loss)	–	(0.3)	(0.8)	(0.4)	(1.0)

The total unrealized foreign exchange gain on foreign denominated debt increased $50.9 million and $112 million in the third quarter compared to the second quarter and the third quarter of 2011, respectively. The unrealized foreign exchange gain in the third quarter was primarily the result of a stronger Canadian dollar on September 30, 2012, relative to the U.S. dollar on June 30, 2012. The opposite occurred in the third quarter of 2011 where the weaker Canadian dollar on September 30, 2011 yielded an unrealized foreign exchange loss on the associated U.S. denominated debt.

In addition to entering into risk management contracts in the third quarter, Pengrowth acquired various foreign exchange contracts with the NAL acquisition. The swaps and various types of options require Pengrowth to sell the notional U.S. dollar monthly amount per the terms of each contract. See Note 13 to the unaudited Condensed Consolidated Financial Statements for the nine months ended September 30, 2012.

In the third quarter of 2012, a series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time, based upon the maturity dates of U.S. $250 million term debt. The fair value of foreign exchange derivative contracts has been included on the Condensed Consolidated Balance Sheets with changes in the fair value reported on the Condensed Consolidated Statement of Income (Loss) as an unrealized foreign exchange (gain) loss.

Swaps-Buy U.S. dollars
Contract Type	Settlement Date	Amount (U.S. $millions)	% of Principal hedged	Fixed Rate ($1Cdn=$U.S.)
Swap	April 2013	50	100%	1.01
Swap	May 2015	50	70%	0.98
Swap	July 2017	110	28%	0.96
Swap	August 2018	25	9%	0.96
Swap	May 2020	15	13%	0.95
		250	28%

To mitigate the fluctuations in our U.K. denominated long term debt and ensure cash flow stability, Pengrowth entered into a foreign exchange risk management contract when it issued the U.K. Pound Sterling $50 million ten year term notes in 2005. This fixed the Canadian dollar to U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling denominated debt, at approximately 0.4976 U.K. Pound Sterling per Canadian dollar.

22	PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis

ASSET RETIREMENT OBLIGATIONS (“ARO”)

($ millions)	Jan 1, 2012 to Sept 30, 2012	Jan 1, 2011 to Dec 31, 2011	Change
ARO, opening balance	660.9	447.1	213.8
Assumed in NAL acquisition	47.0	–	47.0
Revisions due to discount rate changes (1)	177.3	206.6	(29.3)
Expenditures on remediation	(18.4)	(21.9)	3.5
Accretion and other	43.3	29.1	14.2
ARO, closing balance	910.1	660.9	249.2

(1)

2012 amount relates to the change in the discount rate from 8 percent to 2.5 percent on the ARO balance assumed from NAL. 2011 amount relates to reductions in the risk free rate during the year. The offset to the revisions is recorded in property, plant and equipment.

For the first nine months of 2012, Pengrowth’s ARO liability increased by $249.2 million mainly due to the additional ARO liabilities assumed in the NAL acquisition, and the associated impact of the discount rate reduction.

Pengrowth has estimated the net present value of its total ARO to be $910.1 million as at September 30, 2012 (December 31, 2011 – $660.9 million), based on a total escalated future liability of $2.5 billion (December 31, 2011 – $1.8 billion). These costs are expected to be incurred over sixty-five years with the majority of the costs incurred between 2036 and 2077. A risk free discount rate of 2.5 percent per annum and an inflation rate of 1.5 percent were used to calculate the net present value of the ARO.

ACQUISITIONS AND DISPOSITIONS

During the third quarter, Pengrowth acquired properties in the Lone Pine Creek area for $5.4 million and disposed of various wells in the Cactus Lake, Plover, Twining and Swalwell areas for proceeds of $15 million, resulting in a gain of $8.1 million.

In the second quarter, Pengrowth completed the NAL acquisition for $965.7 million and additional producing properties in the Sawn Lake area for $15.5 million.

In the first quarter, Pengrowth exercised rights of first refusal in the Quirk Creek Field and the Weyburn Unit, increasing its working interest in each. The purchase prices were $13.5 million and $12.3 million net of adjustments, respectively.

WORKING CAPITAL

The working capital deficiency at September 30, 2012 was $222.2 million, compared to $137.3 million at December 31, 2011 and $96.7 million at September 30, 2011. The increased deficiency at September 30, 2012 is primarily due to the inclusion of the current portion of long term debt, U.S. $50 million, maturing April 2013 and $37.2 million of bank indebtedness composed of amounts drawn on the demand operating facility and outstanding cheques.

PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis	23

FINANCIAL RESOURCES AND LIQUIDITY

As at:	Sept 30, 2012	Dec 31, 2011	Sept 30, 2011
($ millions)
Term credit facilities	496.0	–	209.0
Senior unsecured notes	928.9	1,007.7	1,038.4
Long term debt	1,424.9	1,007.7	1,247.4
Working capital deficiency including current portion of debt	222.2	137.3	96.7
Total debt excluding long term portion of convertible debentures	1,647.1	1,145.0	1,344.1
Convertible debentures	237.3	–	–
Total debt (1)	1,884.4	1,145.0	1,344.1

Twelve months trailing:	Sept 30, 2012	Dec 31, 2011	Sept 30, 2011
Net Income (Loss)	(0.9)	84.5	(58.5)
Add:
Interest and financing charges	81.8	75.9	74.4
Deferred tax (recovery) expense	(35.6)	22.3	201.9
Depletion, depreciation, amortization and accretion	538.5	453.5	444.1
Impairment of assets	105.7	27.4	–
Other non-cash (income) expenses	(87.4)	34.8	(2.0)
EBITDA	602.1	698.4	659.9
Total debt excluding convertible debentures to EBITDA	2.7	1.6	2.0
Total debt to EBITDA (3)	3.1	1.6	2.0
Total capitalization excluding convertible debentures (1)	5,866.3	4,492.3	4,366.1
Total capitalization (2)	6,103.6	4,492.3	4,366.1
Total debt excluding convertible debentures as a percentage of total capitalization (2)	28.1%	25.5%	30.8%
Total debt as a percentage of total capitalization	30.9%	25.5%	30.8%

(1)	Total debt includes working capital deficit and convertible debentures.

(2)	Total capitalization includes total outstanding debt plus Shareholders’ Equity.

(3)	The ratio in the table only includes four months of EBITDA from the NAL acquisition. Including the prior eight months of NAL EBITDA would result in a Debt-to-EBITDA ratio of approximately 2.5x.

At September 30, 2012, total debt increased $540.3 million from September 30, 2011 and $739.4 million from December 31, 2011, primarily due to the NAL acquisition. The expansion of total debt included an increase in the term credit facilities and the assumption of NAL’s convertible debentures. The increase in total debt was mitigated by the strengthening Canadian dollar which drove down the Canadian equivalent of the U.S. denominated senior unsecured notes by $58.6 million from September 30, 2011 and $30.5 million from December 31, 2011. The increase in total debt resulted in a trailing twelve months Total Debt to EBITDA ratio at September 30, 2012 of 3.1x (including only four months of NAL EBITDA). Including the prior eight months of NAL EBITDA would result in a Debt-to-EBITDA ratio of approximately 2.5x.

Term Credit Facilities

Pengrowth maintains a $1 billion revolving credit facility which was drawn by $496 million in borrowings and approximately $23.4 million in outstanding letters of credit at September 30, 2012. The credit facility includes an expansion feature of $250 million providing Pengrowth with up to $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks. The revolving credit facility matures on November 29, 2015 and can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval.

Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At September 30, 2012, this facility was drawn by $32 million and reduced by approximately $1 million of outstanding letters of credit. When utilized together with the amount of outstanding cheques, this facility appears on the Condensed Consolidated Balance Sheets as part of bank indebtedness of $37.2 million.

24	PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis

Together, these two facilities provided Pengrowth with approximately $494.1 million of available credit capacity at September 30, 2012, with the ability to expand the facilities by an additional $250 million.

Subsequent to the third quarter of 2012, Pengrowth issued U.S. $385 million equivalent in long term notes. Proceeds were used to repay a portion of outstanding debt on Pengrowth’s revolving bank credit facility. See Note 15 to the unaudited Condensed Consolidated Financial Statements.

Financial Covenants

Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at September 30, 2012.

There were no changes to Pengrowth’s covenants in the nine months ended September 30, 2012. Details are included in the December 31, 2011 MD&A.

Convertible Debentures

As a result of the NAL acquisition, Pengrowth assumed $349 million of subordinated convertible debentures at June 1, 2012.

On August 31, 2012, $59.5 million of principal, on one series of the convertible debentures, matured and was repaid in cash. Convertible debentures with an aggregate principal amount of $237.3 million were outstanding at September 30, 2012. See Note 5 to the unaudited Condensed Consolidated Financial Statements for the nine months ended September 30, 2012.

Dividend Reinvestment Plan

Pengrowth’s Dividend Reinvestment Plan (“DRIP”) allows shareholders to reinvest cash dividends in additional shares of the Corporation. Under the DRIP, the shares are issued from treasury at a 5 percent discount to the weighted average closing price as determined by the plan. Pengrowth also has a Premium Dividend™ program.

During the three months ended September 30, 2012, 6.7 million shares were issued for cash proceeds of $41.0 million under the DRIP (including the Premium Dividend™) program, compared to 4.7 million shares issued for cash proceeds of $37.4 million in the second quarter.

Pengrowth does not have any off balance sheet financing arrangements.

FINANCIAL INSTRUMENTS

Pengrowth uses financial instruments to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. See Note 2 to the audited annual Financial Statements at December 31, 2011, for a description of the accounting policies for financial instruments and Note 13 to the unaudited Condensed Consolidated Financial Statements for the nine months ended September 30, 2012 for additional information regarding market risk, credit risk, liquidity risk and the fair value of Pengrowth’s financial instruments.

FUNDS FLOW FROM OPERATIONS AND DIVIDENDS

The following table provides Funds Flow from Operations, dividends declared, the excess of Funds Flow from Operations over dividends, and Payout Ratio:

	Three months ended			Nine months ended
($ millions, except per share amounts)	Sept 30, 2012	June 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
Funds Flow from Operations	141.1	94.4	150.4	349.1	448.9
Dividends declared	60.6	86.3	69.2	223.1	206.7
Excess of Funds Flow from Operations less dividends declared	80.5	8.1	81.2	126.0	242.2
Per share	0.16	0.02	0.25	0.30	0.74
Payout Ratio (1)	43%	91%	46%	64%	46%

(1)	Payout Ratio is calculated as dividends declared divided by Funds Flow from Operations.

PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis	25

Funds Flow from Operations is derived from producing and selling oil, natural gas and related products and is therefore highly dependent on commodity prices. Pengrowth enters into forward commodity contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity contracts are contained in Note 13 to the unaudited Condensed Consolidated Financial Statements for the nine months ended September 30, 2012.

The following table provides the Net Payout Ratio when the proceeds of the Dividend Reinvestment and Premium DividendTM plans are accounted for to reflect Pengrowth’s net cash outlay:

	Three months ended			Nine months ended
($ millions, except per share amounts)	Sept 30, 2012	June 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
Proceeds from Dividend Reinvestment and Premium DividendTM Plans	41.0	37.4	14.7	109.7	37.1
Per share	0.08	0.09	0.04	0.26	0.11
Net Payout Ratio (1)	14%	52%	36%	32%	38%

(1)	Net Payout Ratio is calculated as dividends declared net of proceeds from Dividend Reinvestment and Premium DividendTM plans divided by Funds Flow from Operations.

Dividends are generally paid to shareholders on or about the fifteenth day of the month. Pengrowth paid $0.07 per share in July and $0.04 per share in each month of August and September 2012, for an aggregate cash dividend of $0.15 per share for the quarter. Aggregate cash dividends for the nine months of 2012 were $0.57 per share.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of quarterly information for 2012, 2011 and 2010:

2012	Q1	Q2	Q3
Oil and gas sales ($ millions)	328.5	328.4	391.9
Net Income (Loss) ($ millions)	0.7	31.1	(23.7)
Net Income (Loss) per share ($)	–	0.08	(0.05)
Net Income (Loss) per share - diluted ($)	–	0.07	(0.05)
Funds Flow from Operations ($ millions)	113.6	94.4	141.1
Dividends declared ($ millions)	76.1	86.3	60.6
Dividends declared per share ($)	0.21	0.21	0.12
Daily production (boe/d)	75,618	78,870	94,284
Total production (Mboe)	6,881	7,177	8,674
Average realized price ($/boe)	47.14	45.00	44.73
Operating netback ($/boe)	21.69	20.79	21.51

2011	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions)	340.9	356.7	366.9	389.2
Net Income (Loss) ($ millions)	5.4	88.5	(0.5)	(9.0)
Net Income (Loss) per share ($)	0.02	0.27	–	(0.03)
Net Income (Loss) per share - diluted ($)	0.02	0.27	–	(0.03)
Funds Flow from Operations ($ millions)	146.8	151.7	150.4	171.1
Dividends declared ($ millions)	68.6	68.9	69.2	73.5
Dividends declared per share ($)	0.21	0.21	0.21	0.21
Daily production (boe/d)	73,634	70,958	74,568	76,691
Total production (Mboe)	6,627	6,457	6,860	7,056
Average realized price ($/boe)	51.15	54.41	52.68	54.28
Operating netback ($/boe)	27.64	28.97	27.15	29.99

26	PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis

2010	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions)	362.7	340.8	320.3	344.9
Net Income (Loss) ($ millions)	139.0	18.2	144.6	(152.0)
Net Income (Loss) per share ($)	0.48	0.06	0.49	(0.47)
Net Income (Loss) per share - diluted ($)	0.48	0.06	0.48	(0.47)
Funds Flow from Operations ($ millions)	161.5	175.5	149.3	139.9
Dividends declared ($ millions)	61.0	61.2	65.3	45.1 (1)
Dividends declared per share ($)	0.21	0.21	0.21	0.14 (1)
Daily production (boe/d)	75,627	75,517	72,704	74,953
Total production (Mboe)	6,806	6,872	6,689	6,896
Average realized price ($/boe)	52.79	49.17	47.39	49.34
Operating netback ($/boe)	28.24	27.75	26.64	25.02

(1)	Reflects one month less of distribution as a result of the corporate conversion.

Oil and gas sales for the third quarter of 2012 have surpassed prior period revenues due to record production resulting from the NAL acquisition. Changes in commodity prices have also affected oil and gas sales and have been partially muted by risk management activity to mitigate price volatility and to provide a measure of stability to monthly cash flow.

In addition to natural decline, production changes over these quarters were a result of production limitations due to a first quarter 2011 unscheduled pipeline outage, second quarter 2011 scheduled maintenance shutdowns and restrictions due to flooding and forest fires, and unscheduled maintenance in the third quarter of 2010 partly offset by the Monterey acquisition in the third quarter of 2010. Production increased in the second and third quarters of 2012, primarily as a result of the inclusion of four months of production from the NAL acquisition on May 31, 2012.

Quarterly Net Income (Loss) has also been affected by non-cash charges, in particular depletion, depreciation and amortization, impairment charges, gain on acquisition, unrealized gains on investments, accretion of ARO, unrealized mark-to-market gains (losses), unrealized foreign exchange gains (losses), and deferred taxes. Funds Flow from Operations was also impacted by changes in royalty expense, operating and general and administrative costs.

SUBSEQUENT EVENTS

On October 18, 2012, Pengrowth completed a private placement of senior unsecured notes amounting to an equivalent of U.S. $385 million. The offering was completed in the U.S. and the U.K. and was issued in five tranches with interest rates ranging from 3.45 percent to 4.74 percent and maturities ranging from seven to twelve years.

Upon closing, Pengrowth entered into a foreign exchange risk management contract which fixed the Canadian dollar to U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling 15 million tranche.

Subsequent to September 30, 2012, Pengrowth entered into an additional U.S. $60 million of swap contracts on previously existing term debt to fix a portion of the foreign exchange rate of future principle repayments.

Subsequent to September 30, 2012, Pengrowth entered into additional fixed commodity risk management contracts with third parties.

Details of the above are contained in Note 15 to the unaudited Condensed Consolidated Financial Statements for the nine months ended September 30, 2012.

BUSINESS RISKS

Pengrowth is exposed to normal market risks inherent in the oil and natural gas business, the details of which are set out in our AIF available on SEDAR at www.sedar.com.

There were no significant changes to the Business Risks of the Corporation as outlined in the AIF.

PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis	27

FUTURE CHANGES IN ACCOUNTING POLICIES

There were no significant changes during the third quarter of 2012 to the future accounting policies that were described in the December 31, 2011 audited annual Financial Statements (refer to Note 3 in the 2011 audited annual Financial Statements for information on future accounting pronouncements).

DISCLOSURE AND INTERNAL CONTROLS

As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act enacted in the United States.

At the end of the interim period ended September 30, 2012, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. As permitted, Pengrowth’s evaluation specifically excluded the disclosure controls and procedures and the internal controls over financial reporting for the recently acquired NAL for the period June 1 to August 31, 2012. Other than the above, Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than three hundred and sixty five days before September 30, 2012 and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth’s Condensed Consolidated Financial Statements. During the interim period ended September 30, 2012, no change occurred to Pengrowth’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth’s internal control over financial reporting.

It should be noted that while Pengrowth’s CEO and CFO believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

28	PENGROWTH Third Quarter 2012 Management’s Discussion & Analysis

PENGROWTH ENERGY CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in thousands of dollars)

(Unaudited)

	Note	As at September 30, 2012	As at December 31, 2011
ASSETS
Current Assets
Cash and cash equivalents		$–	$36,722
Accounts receivable		204,800	183,814
Fair value of risk management contracts	13	13,593	643
		218,393	221,179
Fair value of risk management contracts	13	2,704	–
Other assets		88,513	84,712
Property, plant and equipment	3	5,978,566	4,074,434
Exploration and evaluation assets	4	550,554	563,751
Goodwill		700,652	700,652
TOTAL ASSETS		$7,539,382	$5,644,728

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank indebtedness	6	$37,165	$–
Accounts payable		303,792	273,344
Dividends payable		20,286	25,220
Fair value of risk management contracts	13	5,384	39,753
Current portion of long term debt	6	49,140	–
Current portion of provisions	7	24,826	20,149
		440,593	358,466
Fair value of risk management contracts	13	25,637	26,487
Convertible debentures	5	237,305	–
Long term debt	6	1,424,931	1,007,686
Provisions	7	890,326	646,998
Deferred income taxes	8	301,343	257,838
		3,320,135	2,297,475
Shareholders’ Equity
Shareholders’ capital	9	4,608,509	3,525,222
Contributed surplus		21,490	17,697
Deficit		(410,752)	(195,666)
		4,219,247	3,347,253
Subsequent events	15
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$7,539,382	$5,644,728

See accompanying notes to the Condensed Consolidated Financial Statements.

PENGROWTH Third Quarter 2012 Financial Results	29

PENGROWTH ENERGY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Stated in thousands of dollars, except per share amounts)

(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2012	2011	2012	2011
REVENUES
Oil and gas sales		$391,924	$366,869	$1,048,745	$1,064,513
Royalties, net of incentives		(67,528)	(73,095)	(207,999)	(205,651)
		324,396	293,774	840,746	858,862
Unrealized gain (loss) on commodity risk management	13	(45,374)	58,109	31,149	62,924
		279,022	351,883	871,895	921,786
EXPENSES
Operating		132,051	99,514	337,330	282,340
Transportation		5,720	8,124	18,345	20,072
General and administrative		19,399	16,878	59,220	57,000
Depletion, depreciation and amortization	3	161,986	112,770	402,237	320,339
Impairment of assets	3,4	–	–	78,304	–
		319,156	237,286	895,436	679,751

OPERATING INCOME (LOSS)		(40,134)	114,597	(23,541)	242,035

Other (income) expense items
Gain on acquisition	2	–	–	(67,832)	–
Gain on disposition of properties		(8,089)	(2,054)	(9,985)	(2,777)
Unrealized foreign exchange (gain) loss	14	(33,056)	76,423	(35,204)	48,288
Realized foreign exchange (gain) loss	14	(33)	766	404	1,048
Interest and financing charges		23,558	19,309	60,693	54,785
Accretion	7	5,719	3,857	14,662	11,569
Other (income) expense		7,240	691	27,591	(433)
INCOME (LOSS) BEFORE TAXES		(35,473)	15,605	(13,870)	129,555
Deferred income tax (reduction) expense	8	(11,730)	16,067	(21,913)	36,054
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)		$(23,743)	$(462)	$8,043	$93,501
NET INCOME (LOSS) PER SHARE	12
Basic		$(0.05)	$–	$0.02	$0.29
Diluted		$(0.05)	$–	$0.02	$0.29

See accompanying notes to the Condensed Consolidated Financial Statements.

30	PENGROWTH Third Quarter 2012 Financial Results

PENGROWTH ENERGY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(Stated in thousands of dollars)

(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2012	2011	2012	2011
CASH PROVIDED BY (USED FOR):
OPERATING
Net income (loss) and comprehensive income (loss)		$(23,743)	$(462)	$8,043	$93,501
Depletion, depreciation and accretion		167,705	116,627	416,899	331,908
Impairment of assets	3,4	–	–	78,304	–
Deferred income tax (reduction) expense	8	(11,730)	16,067	(21,913)	35,594
Contract liability amortization	7	(412)	(420)	(1,237)	(1,258)
Unrealized foreign exchange (gain) loss	14	(33,056)	76,423	(35,204)	48,288
Unrealized (gain) loss on commodity risk management	13	45,374	(58,109)	(31,149)	(62,924)
Share based compensation	10	3,765	2,427	10,879	9,042
Non-cash gain on acquisition	2	–	–	(67,832)	–
Gain on disposition of properties		(8,089)	(2,054)	(9,985)	(2,777)
Other items		1,322	(145)	2,299	(2,475)
Funds flow from operations		141,136	150,354	349,104	448,899
Interest and financing charges		23,558	19,309	60,693	54,785
Expenditures on remediation	7	(7,835)	(5,376)	(18,393)	(17,349)
Changes in non-cash operating working capital	11	(13,228)	15,126	(44,990)	2,213
		143,631	179,413	346,414	488,548
FINANCING
Dividends paid		(75,393)	(69,086)	(228,062)	(206,086)
Bank indebtedness (repayment)	6	33,081	(1,553)	(183,552)	11,936
Long term debt	6	22,000	54,000	496,000	170,000
Redemption and maturity of convertible debentures	5	(59,523)	–	(110,038)	–
Interest paid		(32,193)	(24,579)	(70,341)	(61,024)
Proceeds from equity issues		41,015	15,423	109,950	39,969
		(71,013)	(25,795)	13,957	(45,205)
INVESTING
Capital expenditures		(110,669)	(163,569)	(373,519)	(466,480)
Property acquisitions		(5,493)	(5,488)	(47,936)	(8,628)
Proceeds on property dispositions		15,246	1,671	17,513	7,389
Purchase of injectants		(1,396)	(2,175)	(3,093)	(3,514)
Contributions to remediation trust funds		(283)	(896)	(3,227)	(4,139)
Change in non-cash investing working capital	11	29,977	16,839	13,169	29,180
		(72,618)	(153,618)	(397,093)	(446,192)
CHANGE IN CASH AND CASH EQUIVALENTS		–	–	(36,722)	(2,849)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		–	–	36,722	2,849
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$–	$–	$–	$–

See accompanying notes to the Condensed Consolidated Financial Statements.

PENGROWTH Third Quarter 2012 Financial Results	31

PENGROWTH ENERGY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in thousands of dollars)

(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2012	2011	2012	2011
SHAREHOLDERS’ CAPITAL	9
Balance, beginning of period		$4,567,291	$3,199,205	$3,525,222	$3,171,719
Share based compensation		264	1,993	7,964	7,230
Issued under Dividend Reinvestment Plan		14,911	14,720	49,246	37,077
Issued for cash under Premium Dividend Plan™		26,043	–	60,444	–
Issued on business combination	2	–	–	965,921	–
Share issue costs, net of tax		–	–	(288)	(108)
Balance, end of period		4,608,509	3,215,918	4,608,509	3,215,918

CONTRIBUTED SURPLUS
Balance, beginning of period		17,804	14,664	17,697	10,626
Share based compensation	10	3,889	2,586	11,312	9,527
Exercise of share based compensation awards		(203)	(1,290)	(7,519)	(4,193)
Balance, end of period		21,490	15,960	21,490	15,960

DEFICIT
Balance, beginning of period		(326,363)	(43,498)	(195,666)	–
Net income (loss)		(23,743)	(462)	8,043	93,501
Dividends declared		(60,646)	(69,198)	(223,129)	(206,659)
Balance, end of period		(410,752)	(113,158)	(410,752)	(113,158)

TOTAL SHAREHOLDERS’ EQUITY		$4,219,247	$3,118,720	$4,219,247	$3,118,720

See accompanying notes to the Condensed Consolidated Financial Statements.

32	PENGROWTH Third Quarter 2012 Financial Results

PENGROWTH ENERGY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE PERIOD ENDED SEPTEMBER 30, 2012 (Unaudited)

(Tabular amounts are stated in thousands of dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION

Pengrowth Energy Corporation (“Pengrowth” or “the Corporation”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Condensed Consolidated Financial Statements include the accounts of the Corporation, and all of its subsidiaries, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.

These Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2012 are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”). The disclosures provided below are incremental to those included with the annual Financial Statements. These Condensed Consolidated Financial Statements should be read in conjunction with the audited Financial Statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2011.

The Condensed Consolidated Financial Statements were authorized for release by the Audit and Risk Committee of the Board of Directors on October 31, 2012.

2.	BUSINESS COMBINATION

Pengrowth and NAL Energy Corporation (“NAL”) completed a business combination on May 31, 2012 (the “Combination”) where Pengrowth acquired all of the outstanding common shares of NAL in exchange for 0.86 of a Pengrowth share per NAL share. The Combination resulted in the issuance of 131.2 million common shares of Pengrowth to former NAL shareholders, as well as the assumption by Pengrowth of NAL’s convertible debentures and long term debt. Pengrowth’s share price on the date that the transaction was announced on March 22, 2012, was $9.95 per share. The share price on the closing date, which is the price Pengrowth is required to use to value the shares issued in the Combination, was $7.36 per share.

NAL was a publicly traded petroleum and natural gas company with operations in Alberta, British Columbia, Saskatchewan and Ontario. Pengrowth acquired NAL to enable growth opportunities that result from a larger, stronger and more diverse company through enhanced exposure to light oil plays.

The transaction was accounted for by the acquisition method based on fair values as follows:

Acquired net assets:
Property, plant and equipment	$1,748,032
Derivative instruments	16,209
Inventory	2,487
Convertible debentures	(348,975)
Bank debt	(219,061)
Working capital deficiency	(52,642)
Asset retirement obligations	(46,981)
Deferred tax liability	(65,516)
Gain on acquisition	(67,832)
$965,721

PENGROWTH Third Quarter 2012 Financial Results	33

The estimated fair value of property, plant and equipment was determined using both internal estimates and an independent reserve evaluation. The deferred tax liability was determined based on applying Pengrowth’s effective deferred income tax rate of approximately 25 percent to the difference between the book and tax basis of the net assets acquired. The asset retirement obligation was determined using Pengrowth’s estimated timing and costs to remediate, reclaim and abandon the wells and facilities. An inflation rate of 2 percent and a discount rate of 8 percent were used. As at September 30, 2012, capital items and certain tax balances have not been finalized and are subject to change.

The gain on acquisition amounted to $67.8 million and is recorded as a separate line item on the Condensed Consolidated Statements of Income (Loss). The gain is a result of the decline in Pengrowth’s share price from the date the transaction was announced to the closing date. This gain has no basis for tax purposes. The fair value of receivables included in the working capital deficiency was $44.2 million.

The Condensed Consolidated Financial Statements include the results of operations and cash flows from NAL subsequent to the closing date of May 31, 2012. Proforma Revenues net of royalties and Net Income for the combined entity for the period January 1, 2012 to September 30, 2012 would have been approximately $1.0 billion and $8.3 million, respectively.

Revenue net of royalties contributed by NAL since the acquisition for the period June 1, 2012 to September 30, 2012 was $111.7 million. Net Income (Loss) contributed by NAL in this period is not determinable, as the results of NAL’s operations were combined effective June 1, 2012. Transaction costs relating to the business combination in the amount of $20.1 million were incurred by Pengrowth to September 30, 2012, and are included in the other expense (income) line in the Condensed Consolidated Statements of Income (Loss).

For the period from closing on May 31, 2012 to August 31, 2012, certain administrative functions affecting the acquired NAL properties were transferred from the former administrating manager company (the “Manager”) to Pengrowth. In this transition period, Pengrowth paid its portion of the Manager’s general and administrative costs, as determined by NAL’s share of production under management.

3.	PROPERTY, PLANT AND EQUIPMENT

Cost or Deemed Cost	Oil and natural gas assets	Other equipment	Total
Balance, January 1, 2011	$4,138,502	$64,686	$4,203,188
Expenditures on property, plant and equipment	534,297	5,152	539,449
Property acquisitions	10,623	–	10,623
Transfers from exploration and evaluation assets	26,313	–	26,313
Change in asset retirement obligations	215,360	–	215,360
Divestitures	(7,340)	–	(7,340)
Balance, December 31, 2011	$4,917,755	$69,838	$4,987,593
Expenditures on property, plant and equipment	338,922	2,867	341,789
Acquisitions through business combinations	1,748,032	–	1,748,032
Property acquisitions	48,167	–	48,167
Change in asset retirement obligations	208,670	–	208,670
Divestitures	(12,934)	–	(12,934)
Balance, September 30, 2012	$7,248,612	$72,705	$7,321,317

34	PENGROWTH Third Quarter 2012 Financial Results

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, January 1, 2011	$423,661	$41,511	$465,172
Depletion and amortization for the period	430,053	7,870	437,923
Impairment loss	11,121	–	11,121
Divestitures	(1,057)	–	(1,057)
Balance, December 31, 2011	$863,778	$49,381	$913,159
Depletion and amortization for the period	396,950	5,287	402,237
Impairment loss	29,976	–	29,976
Divestitures	(2,621)	–	(2,621)
Balance, September 30, 2012	$1,288,083	$54,668	$1,342,751

Carrying Amount	Oil and natural gas assets	Other equipment	Total
December 31, 2011	$4,053,977	$20,457	$4,074,434
September 30, 2012	$5,960,529	$18,037	$5,978,566

During the nine months ended September 30, 2012, approximately $7.9 million (September 30, 2011 – $12.8 million) of directly attributable general and administrative costs were capitalized to property plant and equipment.

Impairment Testing

IFRS requires an impairment test to assess the recoverable value of the Property, Plant and Equipment (“PP&E”) within each Cash Generating Unit (“CGU”) whenever there is an indication of impairment. At June 30, 2012, a significant decline in the forward price estimates for natural gas resulted in the requirement to perform an impairment test on certain gas weighted CGUs. The recoverable amounts of the related CGUs were based on the higher of value in use or fair value less costs to sell.

The carrying value of the producing Groundbirch CGU exceeded the fair value less costs to sell, and an impairment of $30.0 million on PP&E assets was recognized at June 30, 2012. The impairment may be reversed if the fair value of the producing Groundbirch CGU increases in future periods.

Subsequent to June 30, 2012 there have been no indications of impairment requiring Pengrowth to perform an impairment test.

4.	EXPLORATION AND EVALUATION ASSETS

Cost or Deemed Cost
Balance, January 1, 2011	$511,569
Additions	78,495
Transfers to property, plant and equipment	(26,313)
Balance, December 31, 2011	$563,751
Additions	35,131
Impairment loss	(48,328)
Balance, September 30, 2012	$550,554

Production revenue and costs related to the Lindbergh pilot project are capitalized to exploration and evaluation assets until such time as the project is considered to be technically feasible and commercially viable. During the nine months ended September 30, 2012, $1.3 million (September 30, 2011 – nil) of revenue, net of production costs, was capitalized as exploration and evaluation assets.

During the nine months ended September 30, 2012 approximately $1.2 million (September 30, 2011 – $1.0 million) of directly attributable general and administrative costs related to exploration and evaluation activities were capitalized.

PENGROWTH Third Quarter 2012 Financial Results	35

Impairment of E&E Assets

During the second quarter of 2012, it was determined that there will be no future drilling in the Horn River area due to low natural gas prices and a lack of infrastructure. Accordingly, there will be no additional capital spent to hold Pengrowth’s existing leases in the area, the majority of which will then expire. As a result, the carrying value of the Horn River assets was written down to nil, resulting in an impairment of $48.3 million on E&E assets at June 30, 2012.

Subsequent to June 30, 2012 there have been no indications of impairment requiring Pengrowth to perform an impairment test.

5.	CONVERTIBLE DEBENTURES

In connection with the business combination with NAL, Pengrowth assumed $349 million of subordinated convertible debentures, which were issued in three different series. These debentures are unsecured, and pay interest in arrears on a semi-annual basis. Each $1,000 debenture is convertible at the option of the holder at any time into fully paid common shares at a pre-determined conversion price per common share.

Pengrowth was required to make offers to purchase all of the outstanding NAL 6.75 percent Debentures and NAL 6.25 percent Series A Debentures at a price equal to 101 percent of the respective principal amounts plus accrued and unpaid interest, and all of the outstanding NAL 6.25 percent Series B Debentures at a price equal to 100 percent of the principal amount thereof plus accrued and unpaid interest. As a result, on June 22, 2012, Pengrowth purchased $50.5 million of debenture principal for $52.1 million, which included accrued interest of $0.9 million and a premium of $0.7 million.

The convertible debentures are classified as long term debt on the Condensed Consolidated Balance Sheets and the debt premium accretes over time to the principal amount owing on maturity. No value has been ascribed to equity (through the conversion feature), as a result of Pengrowth’s ability to borrow at a lower rate than the convertible debenture interest rate.

On August 31, 2012, $59.5 million of debentures matured and were redeemed and settled in cash, leaving two series outstanding at September 30, 2012. The following table summarizes each series as well as the activity associated with the convertible debentures from the date of acquisition to September 30, 2012:

Series Maturity Date Conversion Price (per Pengrowth Share)	6.75% Aug 31, 2012 $12.04	Series A-6.25% Dec 31, 2014 $14.19	Series B-6.25% Mar 31, 2017 $8.51	Total
Balance, June 1, 2012	$80,565	$117,645	$150,765	$348,975
Redeemed	(20,221)	(17,137)	(13,157)	(50,515)
Premium Released upon redemption	(208)	(394)	(67)	(669)
Premium accretion	(613)	(301)	(49)	(963)
Matured	(59,523)	–	–	(59,523)
Balance, September 30, 2012	$–	$99,813	$137,492	$237,305

36	PENGROWTH Third Quarter 2012 Financial Results

6.	LONG TERM DEBT AND BANK INDEBTEDNESS

	As at
	September 30, 2012	December 31, 2011
U.S. dollar denominated senior unsecured notes:
50 million at 5.47 percent due April 2013	$49,140	$50,799
71.5 million at 4.67 percent due May 2015	70,074	72,423
400 million at 6.35 percent due July 2017	392,096	405,429
265 million at 6.98 percent due August 2018	259,616	268,452
115.5 million at 5.98 percent due May 2020	113,016	116,865
	883,942	913,968
U.K. Pound Sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	79,129	78,718
Canadian dollar 15 million senior unsecured notes at 6.61 percent due August 2018	15,000	15,000
Canadian dollar revolving credit facility borrowings	496,000	–
Total long term debt	$1,474,071	$1,007,686

Current	$49,140	$–
Long term	1,424,931	1,007,686
	$1,474,071	$1,007,686

Pengrowth’s unsecured covenant based revolving credit facility includes a committed value of $1 billion and a $250 million expansion feature, providing $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks. The facility matures on November 29, 2015 and can be renewed at Pengrowth’s discretion any time prior to its maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity.

This facility carries floating interest rates that are expected to range between 2.0 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At September 30, 2012, the available facility was reduced by drawings of $496 million (December 31, 2011 – nil) and letters of credit in the amount of approximately $23.4 million (December 31, 2011 – $24 million) were outstanding.

Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At September 30, 2012, this facility was drawn by $32 million (December 31, 2011 – nil) and reduced by approximately $1 million of outstanding letters of credit (December 31, 2011 – $1.5 million). Together with the amount of outstanding cheques, this facility appears on the Condensed Consolidated Balance Sheets as part of bank indebtedness of $37.2 million.

PENGROWTH Third Quarter 2012 Financial Results	37

7.	PROVISIONS

Provisions are composed of Asset Retirement Obligations (“ARO”) and contract liabilities. The following provides a continuity of the ARO and contract liabilities for the following periods:

	Asset retirement obligations	Contract Liabilities	Total
Balance, January 1, 2011	$447,068	$7,952	$455,020
Provisions made during the period	7,789	–	7,789
Provisions on dispositions	(1,151)	–	(1,151)
Provisions settled	(21,939)	–	(21,939)
Revisions due to discount rate changes	206,554	–	206,554
Other revisions	6,932	–	6,932
Accretion (amortization)	15,618	(1,676)	13,942
Balance, December 31, 2011	$660,871	$6,276	$667,147
Assumed in business combination	46,981	–	46,981
Provisions made during the period	4,224	–	4,224
Provisions on acquisitions	28,095	–	28,095
Provisions on dispositions	(3,609)	–	(3,609)
Other revisions (1)	177,282	–	177,282
Provisions settled	(18,393)	–	(18,393)
Accretion (amortization)	14,662	(1,237)	13,425
Balance, September 30, 2012	$910,113	$5,039	$915,152

(1)	Relates to the change in the discount rate from 8 percent to 2.5 percent on the ARO balance assumed from NAL. The offset is recorded in property plant and equipment.

As at September 30, 2012
Current	$23,275	$1,551	$24,826
Long term	886,838	3,488	890,326
	$910,113	$5,039	$915,152
As at December 31, 2011
Current	$18,500	$1,649	$20,149
Long term	642,371	4,627	646,998
	$660,871	$6,276	$667,147

The following assumptions were used to estimate the ARO liability:

	As at
	September 30, 2012	December 31, 2011
Total escalated future costs ($ millions)	$2,528	$1,845
Discount rate, per annum	2.5%	2.5%
Inflation rate, per annum	1.5%	1.5%

38	PENGROWTH Third Quarter 2012 Financial Results

8.	DEFERRED INCOME TAXES

A reconciliation of the deferred income tax (reduction) expense calculated based on the Income (Loss) before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Nine months ended
	September 30, 2012	September 30, 2011
Income (loss) before taxes	$(13,870)	$129,555
Combined federal and provincial tax rate	25.32%	26.86%
Expected income tax (reduction) expense	(3,512)	34,798
Foreign exchange (gain) loss (1)	(3,788)	6,944
Effect of change in corporate tax rate	(1,712)	(7,586)
Gain on acquisition (2)	(17,175)	–
Other including stock based compensation	4,274	1,898
Deferred income tax (reduction) expense	$(21,913)	$36,054

(1)	Reflects the 50% non-taxable portion of foreign exchange gains and losses.
(2)	Reflects the gain on acquisition relating to the business combination with NAL.

The deferred tax liability increased by $65.5 million as a result of the NAL Combination.

9.	SHAREHOLDERS’ CAPITAL

Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	Nine months ended September 30, 2012		Year ended December 31, 2011
Common Shares	Number of Common Shares	Amount	Number of Common Shares	Amount
Balance, beginning of period	360,282,162	$3,525,222	326,024,040	$3,171,719
Share based compensation (cash exercised)	69,604	436	542,083	3,540
Share based compensation (non-cash exercised)	895,357	7,528	368,994	4,546
Issued for cash under Dividend Reinvestment Plan (DRIP)	6,267,898	49,246	5,037,045	54,698
Issued for cash under Premium Dividend Plan™	8,389,622	60,444	–	–
Issued on NAL Business Combination	131,239,234	965,921	–	–
Issued for cash on equity issue	–	–	28,310,000	300,086
Share issue costs, net of tax	–	(288)	–	(9,367)
Balance, end of period	507,143,877	$4,608,509	360,282,162	$3,525,222

10.	SHARE BASED COMPENSATION PLANS

A rolling maximum of 4.5 percent of the issued and outstanding common shares in aggregate may be reserved for issuance under the share based compensation plans as approved by shareholders. As at September 30, 2012, the number of shares issuable under the share based compensation plans in aggregate is 1.7 percent, which is within the limit.

PENGROWTH Third Quarter 2012 Financial Results	39

Share based compensation expense is composed of the following:

	Nine months ended
	September 30, 2012	September 30, 2011
Long Term Incentive Plan	$9,615	$5,749
Previous Long Term Incentive Plan (1)
Deferred Entitlement Share Unit Plan	1,697	3,543
Common Share Rights Incentive Plan	–	235
Total Share based compensation	11,312	9,527
Less: Amounts capitalized in the period	(433)	(485)
Share based compensation expense included in net income (loss)	$10,879	$9,042

(1)	These compensation plans were used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under these plans.

Long Term Incentive Plan (“LTIP”)

The following provides a continuity of the LTIP:

	Nine months ended September 30, 2012
	PSUs		RSUs		DSUs
	Number of share units	Weighted average price	Number of share units	Weighted average price	Number of share units	Weighted average price
Outstanding, beginning of period	573,274	$12.42	686,134	$12.45	50,159	$12.64
Granted	999,749	9.37	1,312,238	9.46	75,997	9.47
Forfeited	(111,251)	11.28	(121,614)	11.01	–	–
Exercised	(174)	12.64	(292,322)	11.84	–	–
Deemed DRIP (1)	76,655	11.20	84,637	11.05	6,791	11.25
Outstanding, end of period	1,538,253	$10.46	1,669,073	$10.24	132,947	$10.76

(1)	Weighted average deemed DRIP price for accounting purposes is based on the average of the original grant prices.

	Year ended December 31, 2011
	PSUs		RSUs		DSUs
	Number of share units	Weighted average price	Number of share units	Weighted average price	Number of share units	Weighted average price
Outstanding, beginning of year	–	$–	–	$–	–	$–
Granted	637,000	12.44	882,267	12.49	47,468	12.64
Forfeited	(94,249)	12.57	(117,527)	12.58	–	–
Exercised	–	–	(119,487)	12.64	–	–
Deemed DRIP (1)	30,523	12.56	40,881	12.58	2,691	12.64
Outstanding, end of year	573,274	$12.42	686,134	$12.45	50,159	$12.64

(1)	Weighted average deemed DRIP price for accounting purposes is based on the average of the original grant prices.

40	PENGROWTH Third Quarter 2012 Financial Results

PREVIOUS LONG TERM INCENTIVE PLAN

(a)	Deferred Entitlement Share Units (“DESU”) Plan

The following provides a continuity of the DESUs:

	Nine months ended September 30, 2012		Year ended December 31, 2011
DESUs (1)	Number of DESUs	Weighted average price	Number of DESUs	Weighted average price
Outstanding, beginning of period	2,024,142	$9.78	2,948,588	$10.95
Forfeited	(97,611)	10.67	(363,889)	9.34
Exercised	(602,367)	8.22	(249,504)	11.14
Vested, no shares issued (2)	(392,448)	6.63	(472,308)	16.81
Deemed DRIP (3)	84,518	11.23	161,255	9.99
Outstanding, end of period	1,016,234	$11.96	2,024,142	$9.78
Composed of:
Performance related DESUs	494,647	$11.22	1,307,474	$8.44
Non-Performance related DESUs	521,587	12.67	716,668	12.21
Outstanding, end of period	1,016,234	$11.96	2,024,142	$9.78

(1)	These compensation plans were used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under these plans.

(2)	2009 DEU grant vested in March 2012 with a performance multiplier of fifty percent.

(3)	Weighted average deemed DRIP price for accounting purposes is based on the average of the original grant prices.

(b)	Common Share Rights Incentive Plan

The following provides a continuity of the Common Share Options and Rights:

	Nine months ended September 30, 2012		Year ended December 31, 2011
Share Unit Options and Rights (1)	Number outstanding	Weighted average price	Number outstanding	Weighted average price
Outstanding, beginning of period	2,217,274	$12.96	3,583,766	$12.70
Expired	(470,851)	17.79	(319,174)	19.40
Forfeited	(127,079)	16.29	(505,235)	14.27
Exercised	(69,604)	6.26	(542,083)	6.53
Outstanding, end of period	1,549,740	$11.53	2,217,274	$12.96
Composed of:
Share Unit Options	858,281	$7.05	932,994	$6.98
Share Unit Rights	691,459	17.09	1,284,280	17.30
Outstanding, end of period	1,549,740	$11.53	2,217,274	$12.96

(1)

These compensation plans were used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under these plans. The final tranche of Share Unit Options and Rights will expire in 2015.

11.	OTHER CASH FLOW DISCLOSURES

CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended		Nine months ended
Cash provided by (used for):	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Accounts receivable	$(2,993)	$4,145	$20,223	$9,810
Accounts payable	(10,235)	10,981	(65,213)	(7,597)
	$(13,228)	$15,126	$(44,990)	$2,213

PENGROWTH Third Quarter 2012 Financial Results	41

CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended		Nine months ended
Cash provided by:	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Accounts receivable	$–	$–	$3,183	$–
Accounts payable, including capital accruals	29,977	16,839	9,986	29,180
	$29,977	$16,839	$13,169	$29,180

12.	AMOUNTS PER SHARE

The following reconciles the weighted average number of shares used in the basic and diluted Net Income (Loss) per share calculations:

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Weighted average number of shares – basic	504,276,658	329,261,636	426,169,726	327,806,660
Dilutive effect of share based compensation plans	–	–	1,886,049	2,468,015
Weighted average number of shares – diluted	504,276,658	329,261,636	428,055,775	330,274,675

For the three and nine months ended September 30, 2012, 2.3 million and 0.9 million shares (3.9 million and 1.6 million shares for the three and nine months ended September 30, 2011) that are issuable on exercise of the share based compensation plans were excluded from the diluted Net Income (Loss) per share calculations as their effect is anti-dilutive.

Further, and for the three and nine months ended September 30, 2012, 26.3 million and 12.3 million shares (nil – for the three and nine months ended September 30, 2011) that are issuable on potential conversion of the convertible debentures were excluded from the diluted Net Income (Loss) per share calculations as their effect is anti-dilutive.

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Commodity Price Contracts

As at September 30, 2012, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:
Swaps
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl	Settlement Currency
Financial:
WTI	17,000	Oct 1, 2012 - Dec 31, 2012	$ 93.23	Cdn
WTI	7,000	Oct 1, 2012 - Dec 31, 2012	$ 97.36	US
WTI	11,000	Jan 1, 2013 - Dec 31, 2013	$ 95.28	Cdn
WTI	500	Jan 1, 2013 - Dec 31, 2013	$ 100.95	US
WTI	2,500	Jan 1, 2014 - Dec 31, 2014	$ 92.74	Cdn

42	PENGROWTH Third Quarter 2012 Financial Results

Collars			Price per bbl
Reference Point	Volume (bbl/d)	Remaining Term	Bought Puts	Sold Calls	Settlement Currency
Financial:
WTI	700	Oct 1, 2012 - Dec 31, 2012	$101.43	$117.66	US

Options
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl	Premium (Payable) Received	Settlement Currency
Financial:
WTI bought puts	4,000	Jan 1, 2013 - Dec 31, 2013	$91.13	$ (9.34)	Cdn
WTI sold calls	2,500	Jan 1, 2013 - Dec 31, 2013	$110.00	$ 10.46	US

Extendible Call Options
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl		Settlement Currency
Financial:
WTI	1,500	Jan 1, 2013 - Dec 31, 2013	$102.30		US

With respect to extendible call options, the counterparty has the option but not the obligation to buy crude oil from Pengrowth at a pre-determined price and term. The option is exercisable on expiration, December 31, 2012.

Natural Gas:
Swaps
Reference Point	Volume (MMbtu/d)	Remaining Term	Price per MMbtu	Settlement Currency
Financial:
AECO	1,896	Oct 1, 2012 - Oct 31, 2012	$4.36	Cdn
AECO	37,913	Oct 1, 2012 - Dec 31, 2012	$3.55	Cdn
AECO	113,264	Jan 1, 2013 - Dec 31, 2013	$3.25	Cdn
AECO	2,370	Apr 1, 2013 - Oct 31, 2013	$3.11	Cdn
NGI Chicago Index	12,500	Jan 1, 2013 - Dec 31, 2013	$3.83	Cdn
AECO	18,956	Jan 1, 2014 - Dec 31, 2014	$3.72	Cdn

Collars			Price per MMbtu
Reference Point	Volume (MMbtu/d)	Remaining Term	Bought Puts	Sold Calls	Settlement Currency
Financial:
AECO	1,896	Oct 1, 2012 - Dec 31, 2012	$2.64	$3.22	Cdn
AECO	1,896	Jan 1, 2013 - Dec 31, 2013	$2.64	$3.22	Cdn

Commodity Price Sensitivity

Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $7.3 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at September 30, 2012 (September 30, 2011 – $5.1 million). Similarly, each Cdn $0.25 per MMbtu change in future natural gas prices would result in approximately Cdn $14.2 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts (September 30, 2011 – $2.6 million).

As at close September 30, 2012, the AECO gas spot price was $2.16 per MMbtu (September 30, 2011 – $3.51 per MMbtu), the WTI prompt monthly price was U.S. $92.19 per barrel (September 30, 2011 – U.S. $79.20 per barrel).

PENGROWTH Third Quarter 2012 Financial Results	43

Power Price Contracts

As at September 30, 2012, Pengrowth had fixed the price applicable to future power costs as follows:

Power:
Reference Point	Volume (MW)	Remaining Term	Price per MWh	Settlement Currency
Financial:
AESO	15	Oct 1, 2012 - Dec 31, 2012	$72.83	Cdn
AESO	5	Jan 1, 2013 - Dec 31, 2013	$74.50	Cdn
AESO	5	Jan 1, 2014 - Dec 31, 2014	$46.85	Cdn

As at close September 30, 2012, the Alberta power pool spot price was $18.24/MWh (September 30, 2011 – $26.15/MWh). The average Alberta power pool price was $78.09/MWh for the three months ended September 30, 2012 (September 30, 2011 – $94.69/MWh).

Power Price Sensitivity

Each Cdn $1 per MWh change in future power prices would result in approximately Cdn $0.1 million pre-tax change in the unrealized gain (loss) on power risk management contracts as at September 30, 2012 (September 30, 2011 – Cdn $0.1 million).

Foreign Exchange Contracts

U.K. Pound Sterling Denominated Term Debt

Pengrowth has a foreign exchange risk management contract in conjunction with issuing U.K. Pound Sterling 50 million ten year notes in 2005. The transaction fixed the Canadian Dollar to the U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling denominated debt at approximately 0.4976 U.K. Pounds Sterling per Canadian Dollar and settles upon the term debts maturity on December 1, 2015.

U.S. Denominated Term Debt

A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. Dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Swaps-Buy U.S. dollars
Contract Type	Settlement Date	Amount (U.S. $ 000’s)	Fixed Rate ($1 Cdn= $ U.S.)
Swap	April 2013	50,000	1.01
Swap	May 2015	50,000	0.98
Swap	July 2017	110,000	0.96
Swap	August 2018	25,000	0.96
Swap	May 2020	15,000	0.95
		250,000

Other Foreign Exchange Contracts

The following foreign exchange risk management contracts were outstanding at September 30, 2012. Unless stated otherwise all transactions reference the Canadian/U.S. foreign exchange rates and settle against the Bank of Canada monthly average noon rate. Each transaction requires Pengrowth to sell the notional U.S. dollars per the terms of each contract.

Swaps-Sell U.S. dollars
Contract Type	Remaining Term	Notional Monthly Amount (U.S. $ 000’s)	Fixed Rate ($1 Cdn= $ U.S.)
Swap	Oct 1, 2012 - Dec 31, 2012	3,500	0.99

A swap transaction allows Pengrowth to pay a fixed foreign exchange rate while receiving a floating rate.

44	PENGROWTH Third Quarter 2012 Financial Results

Options
Contract Type	Remaining Term	Notional Monthly Amount (U.S. $ 000’s)	Option Payout Range ($1 Cdn= $ U.S.)	Daily Premium (Cdn $ 000’s)
Option	Oct 1, 2012 - Dec 31, 2012	2,000	0.97 - 1.08	2.0
Option	Jan 1, 2013 - Dec 31, 2013	1,000	0.87 - 1.08	2.0

For each business day that the Bank of Canada noon rate settles outside of the option payout range, Pengrowth foregoes the premium for that day. When the Bank of Canada monthly average noon rate falls below the lower payout range, Pengrowth is obligated to sell the notional monthly amount at the lower rate.

Contract Type	Remaining Term	Notional Monthly Amount (U.S. $ 000’s)	Option Fixing Range ($1 Cdn = $ U.S.)
Option	Oct 1, 2012 - Dec 31, 2012	1,000	0.96 - 1.03

When the Bank of Canada monthly average noon rate falls outside of the option fixing range, Pengrowth sells the notional monthly amount at the upper boundary for that month. If the Bank of Canada monthly average noon rate falls within the option fixing range no obligation exists.

Contract Type	Remaining Term	Notional Monthly Amount (U.S. $ 000’s)	Fade In Price ($1 Cdn = $ U.S.)	Average Strike Price ($1 Cdn = $ U.S.)	Participation Price ($1 Cdn = $ U.S.)
Option	Oct 1, 2012 - Dec 31, 2012	6,000	1.09	1.00	0.96
Option	Jan 1, 2013 - Sept 30, 2013	1,000	1.11	0.93	0.87

If the Bank of Canada monthly average noon rate is below the participation price, or between the strike and fade in price, Pengrowth sells the notional amount at the strike price for that month. Alternatively, if the Bank of Canada monthly average noon rate rises above the fade in price, or between the strike and participating price, no transaction exists for that month.

Foreign Exchange Rate Sensitivity

Foreign Exchange Derivatives on U.S. dollar Contracts

As at September 30, 2012, if U.S. dollar foreign exchange rates had strengthened by $0.01, with all other variables held constant, Net Income for the nine months ended September 30, 2012 would have been $0.6 million higher, due to changes in the fair value of the derivative contracts. An equal and opposite effect would have occurred to Net Income had foreign exchange rates weakened by $0.01.

Foreign Exchange on Foreign Denominated Term Debt

The following summarizes the sensitivity of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity as at September 30, 2012	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$9,020	$500
Unrealized foreign exchange risk management loss or gain	$2,500	$591

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity as at September 30, 2011	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$9,020	$500
Unrealized foreign exchange risk management loss or gain	$–	$599

PENGROWTH Third Quarter 2012 Financial Results	45

Interest Rate Contracts

The following interest rate swap contracts were outstanding at September 30, 2012. These contracts reduce exposure to rising interest rates by fixing the interest rate on floating rate debt. Under the contracts, Pengrowth pays the fixed interest rate, and receives the floating interest rate on the notional amounts. The floating interest rate received is the three-month Bankers Acceptance CDOR (“Canadian Depository Offered Rate”).

Remaining Term	Notional Monthly Amount (Cdn $ millions)	Fixed Interest Rate (%)
Oct 2012 - Jan 2013	22	1.39
Oct 2012 - Mar 2013	28	1.86
Oct 2012 - Jan 2014	22	1.51
Oct 2012 - Mar 2014	28	1.96

Interest Rate Risk

Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility, as well as the interest rate derivative contracts, as the interest is based on floating interest rates.

Interest Rate Sensitivity

Interest Rate Contracts

As at September 30, 2012, if interest rates had been 1 percent lower, with all other variables held constant, Net Income for the nine months ended September 30, 2012 would have been $0.5 million lower, due to the change in fair value of the derivatives contracts. An equal and opposite effect would have occurred to Net Income had interest rates been 1 percent higher.

Bank Interest Cost

As at September 30, 2012, Pengrowth had approximately $1.5 billion of current and non-current long term debt outstanding (December 31, 2011 – $1.0 billion) of which $496 million was based on floating interest rates (December 31, 2011 – nil). A 1 percent increase in interest rates would increase pre-tax interest expense by approximately $3.7 million for the nine months ended September 30, 2012 (nine months ended September 30, 2011 – $1.6 million).

Summary of Gains and Losses on Risk Management Contracts

The following tables provide details of the fair value of risk management contracts and the unrealized and realized gains and losses on risk management recorded in the Condensed Consolidated Statements of Income (Loss):

As at and for the nine month period ended September 30, 2012	Commodity contracts (1)	Power and Interest contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$11,968	$–	$1,625	$13,593
Non-current portion of risk management assets	2,099	168	437	2,704
Current portion of risk management liabilities	(2,873)	(1,159)	(1,352)	(5,384)
Non-current portion of risk management liabilities	(3,648)	(573)	(21,416)	(25,637)
Risk management assets (liabilities), end of period	7,546	(1,564)	(20,706)	(14,724)
Less: Risk management assets (liabilities) assets at Dec 31, 2011	(42,035)	536	(24,097)	(65,596)
	49,581	(2,100)	3,391	50,872
Less: Risk management assets (liabilities) acquired from NAL	18,432	(652)	(1,571)	16,209
Unrealized gain (loss) on risk management contracts for the period	31,149	(1,448)	4,962	34,663
Realized gain (loss) on risk management contracts for the period	4,488	(1,505)	(318)	2,665
Total unrealized and realized gain (loss) on risk management contracts for the period	$35,637	$(2,953)	$4,644	$37,328

46	PENGROWTH Third Quarter 2012 Financial Results

As at and for the nine month period ended September 30, 2011	Commodity contracts (1)	Power and Interest contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$52,031	$1,936	$–	$53,967
Non-current portion of risk management assets	8,808	–	–	8,808
Current portion of risk management liabilities	–	–	(1,046)	(1,046)
Non-current portion of risk management liabilities	–	–	(20,673)	(20,673)
Risk management assets (liabilities), end of period	60,839	1,936	(21,719)	41,056
Less: Risk management assets (liabilities) at beginning of period	(2,085)	870	(25,929)	(27,144)
Unrealized gain on risk management contracts for the period	62,924	1,066	4,210	68,200
Realized gain (loss) on risk management contracts for the period	14,094	4,900	(603)	18,391
Total unrealized and realized gain on risk management contracts for the period	$77,018	$5,966	$3,607	$86,591

(1)	Unrealized gains and losses are presented as a separate caption in revenue. Realized gains and losses are included in oil and gas sales.

(2)	Unrealized gains and losses are included in other (income) expenses and interest expense. Realized gains and losses are included in operating expenses and interest expense.

(3)	Unrealized and realized gains and losses are included as part of separate captions in expenses.

FAIR VALUE

Fair Value of Derivatives

Derivative contracts are recorded at fair value on the Condensed Consolidated Balance Sheets as current or long-term assets or liabilities, based on their values on a contract-by-contract basis. The derivative contracts fair values are all considered level two under the fair value hierarchy.

14.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Currency exchange rate ($1 Cdn = $ U.S.) at period end	$1.02	$0.95	$1.02	$0.95
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	$(31,829)	$75,496	$(30,609)	$48,347
Unrealized foreign exchange (gain) loss on U.K. pound sterling denominated debt	(357)	4,325	367	4,150
	$(32,186)	$79,821	$(30,242)	$52,497
Unrealized (gain) on foreign exchange risk management contracts	(870)	(3,398)	(4,962)	(4,209)
Unrealized foreign exchange (gain) loss	$(33,056)	$76,423	$(35,204)	$48,288
Realized foreign exchange (gain) loss	$(33)	$766	$404	$1,048

PENGROWTH Third Quarter 2012 Financial Results	47

15.	SUBSEQUENT EVENTS

Private Placement

On October 18, 2012, Pengrowth completed a private placement of senior unsecured notes amounting to an equivalent of U.S. $385 million. The offering was completed in the U.S. and the U.K. and was issued in five tranches with interest rates ranging from 3.45 percent to 4.74 percent and maturities ranging from seven to 12 years as follows:

– U.S. $35 million of 3.49 percent notes due in 2019

– U.K. Pound Sterling 15 million of 3.45 percent notes due in 2019

– U.S. $105 million of 4.07 percent notes due in 2022

– Cdn $25 million of 4.74 percent notes due in 2022

– U.S. $195 million of 4.17 percent notes due in 2024

Upon closing, Pengrowth entered into a foreign exchange risk management contract which fixed the Canadian Dollar to U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling tranche. The equivalent fixed Canadian interest rate Pengrowth will pay under the transaction is 4.59 percent while the foreign exchange rate is set at approximately 0.63 U.K. Pounds Sterling per Canadian Dollar.

The notes are unsecured and rank equally with Pengrowth’s bank facilities and existing term notes. The proceeds from the notes will be used to pay down indebtedness under Pengrowth’s current credit facilities and to increase working capital.

Neither the interest rate nor foreign exchange rate on the above noted U.S. denominated term debt has been fixed.

U.S. Term Debt Foreign Exchange Contracts

Subsequent to September 30, 2012, Pengrowth entered into further swap contracts on its previously existing U.S. denominated term debt to fix the foreign exchange rate of future principle repayments as follows:

– U.S. $40 million at $1.03 Cdn/U.S. to be settled July 26, 2017

– U.S. $20 million at $1.04 Cdn/U.S. to be settled August 21, 2018

Commodity Price Contacts

Subsequent to September 30, 2012, Pengrowth entered into fixed price commodity contracts with third parties as follows:

Crude Oil:
Swaps
Reference Point	Volume (bbl/d)	Term	Price per bbl	Settlement Currency
Financial:
WTI	1,000	Jan 1, 2013 - Dec 31, 2013	$ 92.38	Cdn

Natural Gas:
Swaps
Reference Point	Volume (MMbtu/d)	Term	Price per MMbtu	Settlement Currency
Financial:
AECO	4,739	Jan 1, 2013 - Dec 31, 2013	$3.47	Cdn
AECO	14,217	Jan 1, 2014 - Dec 31, 2014	$3.76	Cdn
NGI Chicago Index	5,000	Jan 1, 2014 - Dec 31, 2014	$4.27	Cdn
AECO	9,478	Jan 1, 2015 - Dec 31, 2015	$3.97	Cdn

48	PENGROWTH Third Quarter 2012 Financial Results

Pengrowth Energy Corporation

Corporate Profile

DIRECTORS OF PENGROWTH ENERGY CORPORATION

John B. Zaozirny;

Chairman; Vice Chairman

Canaccord Genuity Corp.

Thomas A. Cumming,

Business Consultant

Derek W. Evans

President and CEO,

Pengrowth Energy Corporation

Wayne K. Foo

President & CEO,

Parex Resources Inc.

Kelvin B. Johnston

President

Wylander Crude Corp.

James D. McFarland

President and CEO,

Valeura Energy Inc.

Michael S. Parrett

Business Consultant

A. Terence Poole

Business Consultant

Barry D. Stewart

Retired Petroleum

Industry Executive

D. Michael G. Stewart

Corporate Director

OFFICERS OF PENGROWTH ENERGY CORPORATION

Derek W. Evans

President and CEO

David P. Allen

Vice President, Exploration

Gillian I. Basford

Vice President, Human Resources

Douglas C. Bowles

Vice President and Controller

James E.A. Causgrove

Sr. Vice President, Operations and Engineering

Steve J. De Maio

Vice President, In-Situ Oil Development

and Operations

David Dean Evans

Vice President and Treasurer

Andrew D. Grasby

Sr. Vice President, General Counsel and Corporate Secretary

Rebecca D. Greenan

Vice President, Marketing

Frederic D. Kerr

Vice President, Investor Relations

MarIon J. McDougall

Chief Operating Officer

Deric S. Orton

Vice President, Land

Robert W. Rosine

Executive Vice President,

Business Development

Christopher G. Webster

Chief Financial Officer

TRUSTEE

Olympia Trust Company

BANKERS

Bank Syndicate Agent:

Royal Bank of Canada

AUDITORS

KPMG LLP

ENGINEERING

CONSULTANTS

GLJ Petroleum Consultants Ltd.

ABBREVIATIONS

bbl barrel
Bcfbillion cubic feet
boe*barrels of oil equivalent
GJgigajoule
Mbblsthousand barrels
MMbblsmillion barrels
Mboe*thousand barrels of oil equivalent
MMboe*million barrels of oil equivalent

MMBtumillion British thermal units
Mcfthousand cubic feet
MMcfmillion cubic feet
Tcftrillion cubic feet
MWmega watt

* 6 mcf of gas = 1 barrel of oil equivalent

For investor relations enquiries, please contact:

Investor Relations
Phone: 403.233.0224 | Toll free: 888.744.1111
Email: investorrelations@pengrowth.com

Stock Exchange Listings
Toronto Stock Exchange: PGF
New York Stock Exchange: PGH

PENGROWTH

Pengrowth Energy Corporation
Head Office: 2100, 222 Third Avenue SW,
Calgary, Alberta, Canada T2P 0B4
Phone: 403.233.0224 | Toll free: 800.223.4122
Fax: 403.265.6251
www.pengrowth.com